Q4—

ANNUAL

REPORT

2015

SANDSTORM
GOLD

WHO WE ARE

At Sandstorm we are a forward thinking team that is focused, diligent and nimble, providing innovative financing alternatives to mining companies with high quality assets in order to deliver strong risk adjusted returns to shareholders. Risk analysis (including technical, financial, social and environmental) and opportunity identification (including exploration and operational upside) are the foundational building blocks of our business model. We focus on long-term growth, not short term success and although our team is small, we think big. At our core, we value integrity, trust, innovation, creativity and hard work. We are continually adapting and improving to ensure we become the resource sector's best risk-adjusted cash flow investment vehicle.





TABLE OF CONTENTS

CORPORATE & SHAREHOLDER INFORMATION

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange
TSX: SSL

New York Stock Exchange
NYSE.MKT: SAND

TRANSFER AGENT

Computershare Investor Services
2nd Floor, 510 Burrard Street
Vancouver, British Columbia
V6C 3B9

T   604 661 9400

AUDITORS

Deloitte LLP
Suite 2800, 4 Bentall Centre
1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4

T   604 669 4466
F   604 685 0395

CORPORATE SECRETARY

Christine Gregory

CORPORATE OFFICES

Vancouver Head Office
Suite 1400, 400 Burrard St.
Vancouver, British Columbia
V6C 3A6

T   604 689 0234
F   604 689 7317

info@sandstormltd.com
www.sandstormgold.com

Toronto Office
Suite 1110, 8 King St. East
Toronto, Ontario
M5C 1B5

T   416 238 1152

Barbados Office
2nd Floor, Lime Lifestyle Centre
Holetown, St. James
BB24016
West Indies, Barbados

BOARD OF DIRECTORS

Nolan Watson
David Awram
David De Witt
Andrew T. Swarthout
John P.A. Budreski
Mary L. Little

TO OUR SHAREHOLDERS,

The inherent cyclicality of the mining industry is such that investor interest can swing from hysteria to apathy, and back to hysteria in relatively quick succession. Amid this volatility, it is those companies who position themselves as buyers in periods of depressed asset valuations (like what we saw during 2015) that can create long-term wealth for their shareholders.

When the resource market began to turn negative a few years ago, we were excited about the potential for Sandstorm to acquire attractive assets at depressed valuations. We knew that if we managed our balance sheet and were patient, there would be opportunities for foundational growth and for company defining acquisitions. We expected there to be some pain along the way, as comes with every bear market, but at the outset of 2015, it felt like the challenges that we had faced were mostly behind us and that we were entering a year where our focus would be forward. As it turned out, we witnessed one of the busiest years on record for stream and royalty finance and saw asset valuations reach levels far below what many market experts thought was probable.

With our available cash, credit facility and incoming cash flow, we were able to aggressively pursue transactions and I'm pleased that the result was the allocation of over US$200 million and the acquisition of 30 new streams

and royalties (an additional 55 royalties were added subsequent to year-end). The new assets have added stable cash flow, contributed meaningful asset diversification and provided a significant upgrade in terms of the strength and stability of our mining company counterparties. In 2016, over 80% of our cash flow will be generated by precious metals and diamonds and by 2019 that percentage will surpass 85%. In addition, over 80% of our annual cash flow is expected to come from operations run by major and mid-tier mining companies. Altogether, we believe that we have made a number of acquisitions on strong assets, with significant exploration upside and with quality counterparties, resulting in 2015 being transformative for the company and our shareholders.

Our acquisition activity was matched by exploration success in the portfolio. An internal study completed by our technical team determined that brownfields and greenfields exploration on ground covered by our stream and royalty

"The new assets have added stable cash flow, contributed meaningful asset diversification and provided a significant upgrade in terms of the strength and stability of our mining company counterparties."

interests, generated more value than the ounces that were produced during the 2015 year. Even in down markets and with reduced exploration budgets, we continue to be the beneficiaries of exploration upside, without having to make additional capital contributions to those efforts. I am also encouraged that our royalty portfolio has grown to include 90 exploration stage assets. Although little to no value is being attributed to these projects by the market at present, these assets represent seeds of upside that we believe, in some cases, will take root and grow into meaningful value contributors.

To fund our 2015 acquisitions, we deployed the bulk of our cash and fully drew down on our revolving credit facility. With the help of a modest equity raise we reduced the debt position to US$83.5 million by year-end and because of our belief in the importance of a strong balance-sheet, our goals have shifted for 2016. We intend to exercise financial discipline and use the majority of our free cash flow to

pay down debt. At the same time, we want to continue growing our diversified portfolio of gold streams and royalties and we are therefore looking to raise cash by monetizing non-core assets.

Going into 2016, I am encouraged as Sandstorm's asset base and cash flow have never been more diversified, our counterparty risk has never been lower, our portfolio has never before had so much precious metals optionality and I believe that there is significant growth ahead for the company and our shareholders.

NOLAN WATSON
PRESIDENT, CEO AND FOUNDER

BOARD OF DIRECTORS

1   Mary L. Little

Founder and Director of Mirasol Resources. Ms. Little led Mirasol's growth as a successful prospect generator, and spearheaded corporate development activities, including the negotiation of joint ventures and the sale of a principal asset.

2   Andrew T. Swarthout

CEO and Director of multi-asset silver company, Bear Creek Mining. Mr. Swarthout has participated in several discoveries and reserve expansions on projects in North and South America that are in production or will be in production in the future.

3   David Awram

Cofounder of Sandstorm and former Director, Investor Relations for Silver Wheaton Corp. Mr. Awram has overseen the company's corporate development, evaluating hundreds of projects and completing on-site due diligence on dozens of mining projects across the globe.

4   Nolan Watson

Cofounder of Sandstorm and former CFO of Silver Wheaton. Mr. Watson has been involved in over $2 billion in streaming and royalty transactions and has won numerous awards for his professional and charitable achievements.



MANAGEMENT TEAM

5 **John P. A. Budreski**

President and CEO of bulk commodities royalty company, Morien Resources. Prior to Morien, Mr. Budreski was the Vice Chairman of Cormark Securities and has over 25 years of experience in the resource and resource financing industries.

6 **David E. De Witt**

Founder and Chairman of venture capital firm, Pathway Capital. Mr. De Witt practiced corporate and securities law prior to Pathway and has held directorships in many public companies involved in the natural resource field.

Nolan Watson
FCPA, FCA, CFA

President, CEO and Founder

David Awram
B.Sc, Geologist

Sr. Executive VP and Founder

Erfan Kazemi
CPA, CA, CFA

Chief Financial Officer

Adam Spencer
CFA

VP, Corporate Development

Tom Bruington
P. Eng., M.Sc.

Executive VP, Project Evaluation

Keith Laskowski
P. Geo, M.Sc.

VP, Technical Services



GLOBAL ASSET GROWTH

ASSET SUMMARY [1]
by operating stage

19	**23**	**22**	**68**
⬤ Production	⬤ Development	⬤ Adv. Exploration	⬤ Exploration

YEARLY COMPARISON [1]



Production



Development



Adv. Exploration



Exploration



1 Subsequent to year-end, Sandstorm acquired an additional **55 royalties** on properties located in North America, South America, Europe and Asia. The preceding figures include these royalties.



ASSET SUMMARY [1]
by location



CANADA	**61**
USA	23
MEXICO	03
HONDURAS	02

68% NORTH AMERICA

BRAZIL	**09**
PERU	04
CHILE	05
ARGENTINA	04
FRENCH GUIANA	01

17% SOUTH AMERICA

TURKEY	**10**
SWEDEN	03
MONGOLIA	02

11% EUROPE/ASIA

SOUTH AFRICA	**02**
BURKINA FASO	02
GHANA	01

4% AFRICA

1   Subsequent to year-end, Sandstorm acquired an additional **55 royalties** on properties located in North America, South America, Europe and Asia. The preceding figures include these royalties.

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2015

This management's discussion and analysis ("MD&A") for Sandstorm Gold Ltd. and its subsidiary entities ("Sandstorm", "Sandstorm Gold" or the "Company") should be read in conjunction with the audited consolidated financial statements of Sandstorm for the year ended December 31, 2015 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The information contained within this MD&A is current to March 30, 2016 and all figures are stated in U.S. dollars unless otherwise noted.

COMPANY HIGHLIGHTS

↙ OPERATING RESULTS

Attributable Gold Equivalent ounces sold, for the three months and year ended December 31, 2015 were 8,951 ounces and 45,146 ounces, respectively, compared with 10,424 ounces and 44,821 ounces for the comparable periods in 2014. Attributable Gold Equivalent ounces sold for the most recently completed year represented a record for the Company.

Revenue for the three months and year ended December 31, 2015 was $9.9 million and $52.7 million, respectively, compared with $12.5 million and $56.5 million for the comparable periods in 2014.

Operating cash flows for the three months and year ended December 31, 2015 were $5.0 million and $30.8 million, respectively, compared with $8.9 million and $35.2 million for the comparable periods in 2014.

Average cash costs for the three months and year ended December 31, 2015 of $258[1] and $300[1] per Attributable Gold Equivalent ounce, respectively, compared with $308[1] and $321[1] per Attributable Gold Equivalent ounce for the comparable periods in 2014.

1   Refer to section on non-IFRS measures of this MD&A

↙ SIGNIFICANT ACQUISITIONS

On January 27, 2015, the Company announced that it had entered into 10 royalty agreements on properties located in Africa and the USA, which include a 0.45% NSR on Orezone Gold Corp.'s Bomboré gold project located in Burkina Faso.

On March 23, 2015, the Company announced that it had acquired a 1% gross proceeds royalty over property in Lac de Gras in the Northwest Territories, Canada, including property constituting the Diavik Diamond Mine operated by Rio Tinto plc.

On April 28, 2015, the Company closed its previously announced agreement to acquire 100% of the outstanding common shares of Gold Royalties Corp., which had over $1 million in cash and a portfolio of royalties on 12 mining projects located in Canada, including one royalty that is generating cash flow from gold production.

On October 27, 2015, the Company entered into three agreements with Yamana Gold Inc. that included commodity streams from up to five of Yamana's mining projects. For consideration of $152 million in cash and 15 million warrants of the Company, Sandstorm received a multi-asset silver stream that includes production from Chapada, Minera Florida and Cerro Moro, a copper stream on Chapada, and an early deposit gold stream on Agua Rica. The transaction provides:

↪ **Imminent Cash Flow:** New silver and copper streams are expected to contribute $8 million to $10 million of cash flow annually starting in 2016, increasing to $20 million annually by 2019 representing a 55% increase in the Company's 2019 forecasted cash flow;

↪ **Asset Diversification:** Multi-asset silver stream that includes production from Chapada, Minera Florida and Cerro Moro, a copper stream on Chapada, and an Early Deposit Gold Stream on Agua Rica;

↪ **Downside Protection:** 24-month silver stream backstop from the El Peñon mine if Cerro Moro does not reach production by 2019 and an additional backstop from the Chapada mine under certain conditions;

↪ **Asset Quality:** The projects underlying the transaction are low cost, economically robust assets with significant exploration upside;

↪ **Improved Counterparty Profile:** Approximately 90% of Sandstorm's cash flow to come from majors, mid-tiers and debt-free junior mining companies by 2019; and

↪ **Precious Metal Focus:** Precious metals and diamonds to contribute over 80% of the Company's cash flow by 2019.

On January 19, 2016, the Company announced that it had agreed to acquire 55 royalties from Teck Resources Limited and its affiliates for total consideration of up to $22 million, payable in $1.4 million cash and $20.6 million in common shares of the Company. The transaction provides asset diversification; immediate cash flow

COMPANY HIGHLIGHTS

and significant cash flow growth potential with estimated cash flow in 2016 of $1.5 million to $2.0 million, growing to $10 million to over $15 million in cash flow per year; and strong counterparties including Barrick Gold Corporation, Glencore plc, KGHM Polska Miedz SA, Newmont Mining Corporation, Kinross Gold Corporation, New Gold Inc. and Imperial Metals Corporation.

↙ OTHER

On June 30, 2015, the Company closed its previously announced restructuring of its Aurizona Gold Stream and its outstanding loan. Under the terms of the restructuring, the Gold Stream was terminated and replaced by two net smelter return royalties and a convertible debenture. Additionally, the maturity date of the existing loan was extended from June 30, 2017 to June 30, 2021. As part of the restructuring, Luna completed a $30 million financing with Pacific Road Resources Funds. Management believes the restructuring puts Luna Gold on a development path to move the Aurizona mine toward sustainable, long-term production.

On October 26, 2015, the Company amended its revolving credit agreement, to allow the Company to borrow up to $110 million for acquisition purposes. As part of the Yamana transaction, the Company fully drew on the $110 million in available credit.

On November 3, 2015, the Company completed an equity financing for aggregate gross proceeds of $28.8 million. Upon closing of the equity financing, the majority of the net proceeds were used to reduce the balance of the Company's revolving credit facility.

— OVERVIEW

Sandstorm is a growth-focused company that seeks to acquire gold and other precious metal purchase agreements ("Gold Streams" or "Silver Streams") and royalties from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per ounce, a percentage of a mine's gold, silver, or other commodity ("Gold Equivalent") production for the life of the mine. Sandstorm helps other companies in the resource industry grow their businesses, while acquiring attractive assets in the process. The Company is focused on acquiring Gold Streams and royalties from mines with low production costs, significant exploration potential and strong management teams. The Company currently has 132 Gold Streams and net smelter returns royalties ("NSR"s), of which 19 of the underlying mines are producing.

— OUTLOOK

Based on the Company's existing Gold Streams and NSRs, attributable Gold Equivalent production (individually and collectively referred to as "Attributable Gold Equivalent") for 2016 is forecasted to be between 40,000 – 50,000 Attributable Gold Equivalent ounces. The Company is forecasting Attributable Gold Equivalent production of approximately 65,000 ounces per annum by 2020.

— KEY PRODUCING ASSETS

Yamana Silver Stream   YAMANA GOLD INC. ↘

During the year ended December 31, 2015, the Company acquired a Silver Stream on Yamana Gold Inc.'s ("Yamana") gold-silver Cerro Moro project, located in Santa Cruz, Argentina (the "Cerro Morro Project" or "Cerro Moro") and interim silver deliveries during years 2016 to 2018 from a number of Yamana's currently operating mines.

In acquiring the Yamana Silver Stream, the Chapada copper stream (refer to Chapada copper stream section) and a potential gold stream on the Agua Rica project, the Company agreed to upfront consideration consisting of a cash payment of $152 million, of which $4 million is payable in April 2016, and 15 million Sandstorm warrants. The warrants have a 5 year term, a strike price of $3.50 per Sandstorm common share and are exercisable upon achievement of specific milestones with respect to the construction of the Cerro Moro mine.



Keith Laskowski reviewing core samples at Cerro Moro

Silver deliveries

Under the terms of the Yamana Silver Stream, Sandstorm has agreed to purchase, for on-going per ounce cash payments equal to 30% of the spot price of silver, an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter.

As part of the Yamana Silver Stream, during the year 2016 through 2018, Sandstorm has also agreed to purchase, for on-going per ounce cash payments equal to 30% of the spot price of silver, an amount of silver from:

    i.   the Minera Florida mine in Chile equal to 38% of the silver produced (up to an annual maximum of 200,000 ounces of silver); and

    ii. the Chapada mine in Brazil equal to 52% of the silver produced (up to an annual maximum of 100,000 ounces of silver).

Downside protection

If by January 1, 2019, the Cerro Moro processing facility has not averaged 80% of its daily nameplate production capacity over a 30-day period (the "Commencement of Production"), then Yamana´s producing El Peñon mine in Chile will provide a 24 month backstop until the Commencement of Production has begun. During the 24 month backstop, if applicable, Sandstorm will purchase, for on-going per ounce cash payments equal to 30% of the spot price of silver, an amount of silver equal to 16% of El Peñon´s silver production up to a maximum of 1.2 million ounces per annum.

About Cerro Moro

The Cerro Moro project is located approximately 70 kilometres southwest of the coastal port city of Puerto Deseado in the Santa Cruz province of Argentina. Cerro

Moro contains a number of high grade epithermal gold and silver deposits, some of which will be mined via open pit and some via underground mining methods. In February 2015, Yamana announced that it would proceed with the construction of the Cerro Moro mine. The current plan indicates average annual production in the first three years of 135,000 ounces of gold and 6.7 million ounces of silver, with the life of mine annual production averaging approximately 102,000 ounces of gold and 5 million ounces of silver at a throughput of 1,000 tonnes per day.

The procurement of long lead items is underway and Yamana anticipates that construction on Cerro Moro will begin in 2016.



Tom Bruington on site at the Chapada Mine

Chapada Copper Stream   YAMANA GOLD INC. ↘

During the year ended December 31, 2015, the Company acquired a copper Stream on Yamana's open pit gold-copper Chapada mine located 270 kilometres northwest of Brasília in Goiás state, Brazil ("Chapada" or the "Chapada Mine"). Under the terms of the Yamana copper stream, Sandstorm has agreed to purchase, for on-going per pound cash payments equal to 30% of the spot price of copper, an amount of copper from the Chapada Mine equal to:

   i.   4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until Yamana has delivered 39 million pounds of copper to Sandstorm (the "First Chapada Delivery Threshold"); then

   ii.   3.0% of the copper produced until, on a cumulative basis, Yamana has delivered 50 million pounds of copper to Sandstorm (the "Second Chapada Delivery Threshold"); then

   iii.   1.5% of the copper produced thereafter, for the life of the mine.

Downside protection

If Cerro Moro has not achieved the Commencement of Production and Sandstorm has not received cumulative pre-tax cash flow equal to $70 million from the Yamana Silver Stream, then the First Chapada Delivery Threshold and the Second Chapada Delivery Threshold will cease to be in effect and Sandstorm will continue to purchase 4.2% of Chapada's payable copper production (up to an annual maximum of 3.9 million pounds of copper), until such time as Sandstorm has received cumulative pre-tax cash flow equal to $70 million, or Cerro Moro has achieved the Commencement of Production.

About Chapada

Chapada has been in production since 2007 and is a relatively low-cost operation. The ore is treated through a flotation plant with capacity of 22 million tonnes per annum. Yamana has benefitted from significant discoveries at Chapada in the past and expects to complete 10,000 metres of exploration drilling and 12,000 metres of infill drilling over the course of 2015.

Diavik Diamond Royalty   RIO TINTO PLC ↘

During the year ended December 31, 2015, the Company acquired a 1% gross proceeds royalty based on the production from the Diavik mine located in Lac de Gras, Northwest Territories, Canada ("Diavik" or the "Diavik Mine") which is operated by Rio Tinto PLC ("Rio Tinto").



For consideration the Company paid $52.5 million in cash and 3 million warrants of Sandstorm to IAMGOLD Corporation (the previous owner of the 1% royalty). The warrants have a strike price of $4.50 per Sandstorm common share, an expiration date of March 23, 2020 and will only be exercisable following initial production from the Diavik Mine's A21 pipe.

The Diavik Mine is Canada's largest diamond mine. The mine began producing diamonds in January 2003, and has since produced more than 90 million carats from three kimberlite pipes (A154 South, A154 North, and A418). Rio Tinto recently approved the development of open pit mining from a fourth pipe (A21) which is targeted for production in 2018. Recent public announcements have indicated that the development of A-21 pipe continues to progress according to plan.

Black Fox Gold Stream   PRIMERO MINING CORP. ↘



The Company has a Gold Stream to purchase 8% of the life of mine gold produced from Primero Mining Corp.'s ("Primero") open pit and underground Black Fox mine, located in Ontario, Canada (the "Black Fox Mine"), and 6.3% of the life of mine gold produced from Primero's Black Fox Extension, which includes a portion of Primero's Pike River concessions, for a per ounce cash payment equal to the lesser of $524 and the then prevailing market price of gold.

The Black Fox Mine began operating as an open pit mine in 2009 (depleted in 2015) and transitioned to underground operations in 2011.

Current activities at the Black Fox Mine include:

↳ Recent drilling by Primero has discovered the Froome zone, which is located approximately 1 kilometer east of the current Black Fox open pit. The zone continues to be a priority for surface exploration through the 2016. Furthermore, Primero anticipates $8.9 million in 2016 exploration expenditures at the Black Fox complex.

Santa Elena Gold Stream   FIRST MAJESTIC SILVER CORP. ↘



Santa Elena Mine Gold Pour

The Company has a Gold Stream to purchase 20% of the life of mine gold produced from First Majestic Silver Corp.'s ("First Majestic") open-pit and underground Santa Elena mine, located in Mexico (the "Santa Elena Mine"), for a per ounce cash payment equal to the lesser of $357 and the then prevailing market price of gold until 50,000 ounces of gold have been delivered to Sandstorm, at which time the on-going per ounce payments will increase to the lesser of $450 and the then prevailing market price of gold.

The Santa Elena Mine was successfully transitioned from an open pit heap leach operation to an underground mining and milling operation and commercial production for the 3,000 tonne per day processing plant was declared in 2014.

Current activities at the Santa Elena Mine include:

↳ First Majestic recently closed its previously announced transaction whereby it acquired SilverCrest Mines Inc.

Bachelor Lake Gold Stream   METANOR RESOURCES INC ↘

The Company has a Gold Stream to purchase 20% of the life of mine gold produced from Metanor Resources Inc.'s ("Metanor") Bachelor Lake gold mine located in Quebec, Canada (the "Bachelor Lake Mine"), for a per ounce cash payment equal to the lesser of $500 and the then prevailing market price of gold.

The Bachelor Lake Mine is a long hole mining operation with an operating mill and surface infrastructure, which began production in early 2013.

> **Current activities at the Bachelor Lake Mine include:**
>
> ↳ Metanor recently released positive drill results from its exploration activities at the Bachelor Lake Mine and the newly discovered south zone. For more information refer to www.metanor.ca.

Bracemac-McLeod Royalty   GLENCORE XSTRATA PLC ↘

Sandstorm has a 3% NSR based on 100% of the production from the Bracemac-McLeod property located in Matagami, Quebec, Canada ("Bracemac-McLeod" or the "Bracemac-McLeod Mine") which is owned and operated by a subsidiary of Glencore Xstrata plc ("Glencore").

The Bracemac-McLeod Mine is a high grade volcanogenic massive sulphide deposit. Continuous mining and milling operations have been active in the Matagami district for almost fifty years with ten previously operating mines and one other currently producing mine. The Bracemac-McLeod Mine began initial production in the second half of 2013.

Ming Gold Stream   RAMBLER METALS & MINING PLC ↘

The Company has a Gold Stream to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining PLC's ("Rambler") Ming Copper-Gold mine, located in Newfoundland, Canada (the "Ming Mine"). There are no ongoing per ounce payments required by Sandstorm in respect of the Ming Mine Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally. Based on 2014 metallurgical recoveries, Sandstorm's 2015 gold purchase entitlement was adjusted to 31%.



Drilling at the Ming Mine

> **Current activities at the Ming Mine include:**
>
> ↳ Rambler released a favorable prefeasibility study ("PFS") that identifies the potential for an expansion of the Ming Mine into the Lower Footwall Zone. The PFS defines a staged, low capital strategy to optimize existing infrastructure to be able to operate at approximately 1,250 metric tonnes per day by 2018. The PFS outlines a plan to have Lower Footwall Zone material with current massive sulphide reserves. See www.ramblermines.com for more information.

— OTHER PRODUCING ASSETS



San Andres Pit

Emigrant Springs Royalty   NEWMONT MINING CORP. ↘

The Company has a 1.5% NSR on the Emigrant Springs mine (the "Emigrant Springs Mine") which is located in the Carlin Trend in Nevada, U.S.A. and is owned and operated by Newmont Mining Corp. ("Newmont"). The Emigrant Springs Mine is an open pit, heap leach operation. In the third quarter of 2012, construction of the mine was completed and commercial production commenced.

Mine Waste Solutions Royalty   ANGLOGOLD ASHANTI LTD. ↘

The Company has a 1% NSR on the gold produced from Mine Waste Solutions tailings recovery operation ("MWS") which is located near Stilfontein, South Africa, and is owned and operated by AngloGold Ashanti Ltd. ("AngloGold"). MWS is a gold and uranium tailings recovery operation. The operation processes multiple tailings dumps in the area through three production modules, the last of which was commissioned in 2011.

Gualcamayo Royalty   YAMANA GOLD INC. ↘

The Company has a 1% NSR on the Gualcamayo gold mine (the "Gualcamayo Mine") which is located in San Juan province, Argentina and owned and operated by Yamana. The Gualcamayo Mine is an open pit, heap leach operation encompassing three substantial zones of gold mineralization. An expansion of the operation is expected to increase sustainable production.

San Andres Royalty   AURA MINERALS INC. ↘

The Company has a 1.5% NSR on the San Andres mine (the "San Andres Mine") which is located in La Únion, Honduras and owned and operated by Aura Minerals Inc. ("Aura Minerals"). The San Andres Mine is an open pit, heap leach operation. The mine has been in production since 1983 and has well-developed infrastructure, which includes power and water supply, warehouses, maintenance facilities, assay laboratory and on-site camp facilities.

— DEVELOPMENT ASSETS

Karma Gold Stream   TRUE GOLD MINING INC. ↘

The Company has a Gold Stream which entitles it to purchase 25,000 ounces of gold over a five year period and thereafter 1.625% of the gold produced from True Gold Mining Inc.'s ("True Gold") open-pit heap leach Karma gold mine located in Burkina Faso, West Africa ("Karma" or the "Karma Project") for on-going per ounce cash payment equal to 20% of the spot price of the gold.

The Gold Stream, which on a gross basis requires True Gold to deliver 100,000 ounces of gold over a five year period starting March 31, 2016 and thereafter 6.5% of the equivalent gold production at the Karma Project, is being syndicated between Franco-Nevada Corp. ("Franco-Nevada") and Sandstorm (together the "Stream Syndicate"). Franco-Nevada will be providing 75% of the funding and Sandstorm will be providing the remaining 25% of the funding. In consideration for acquiring the Gold Stream, the Stream Syndicate agreed to make payments totaling $100 million. As of the date of the MD&A, Sandstorm had fully funded the initial $25 million of its commitment in the following manner: (i) $14.4 million during the year ended December 31, 2014; (ii) $6.7 million during the year ended December 31, 2015; and (iii) $3.9 million in 2016. In addition, the Stream Syndicate has provided True Gold with an 18 month option to increase funding by up to $20 million (the "Increase Option") in exchange for eight quarterly deliveries totaling 30,000 ounces of gold, or the pro-rata portion of the amount drawn thereunder, starting 18 months from when the first tranche under the Increase Option is drawn down. Subsequent to year end, Sandstorm remitted $1.25 million of its $5 million commitment under the Increase Option.

The Karma Project has five defined mineral deposits that make up the Karma Project with probable mineral reserves of 949,000 ounces of gold. The mine is expected to produce an average of 97,000 ounces of gold per year over 8.5 years. The mining operation is planned to employ conventional truck and shovel methods. True Gold recently reported that construction at the Karma Mine is approximately 94% complete with commissioning activities underway and it remains on track for gold production by the first half of 2016. Endeavour Mining Corp. recently announced that it had entered into a definitive agreement with True Gold pursuant to which Endeavour Mining Corp. would acquire True Gold.

Aurizona Gold Royalty   LUNA GOLD CORP. ↘

The Company has a 3% – 5% sliding scale NSR on the production from Luna Gold Corp.'s ("Luna") open-pit Aurizona mine, located in Brazil (the "Aurizona Mine"). At gold prices less than or equal to $1,500 per ounce, the royalty is a 3% NSR. In addition, Sandstorm holds a 2% NSR on Luna's 190,073 hectares of greenfields exploration ground. At any time prior to the commencement of commercial production, Luna has the ability to purchase one-half of the greenfields NSR for a cash payment of $10 million.

Luna has initiated a pre-feasibility study for the restart of the Aurizona Mine and Sandstorm holds a right of first refusal on any future streams or royalties on the Aurizona project and greenfields.

Restructuring

On June 30, 2015, the Company restructured its previously existing Gold Stream and loan agreement with Luna (the "Restructuring"). Under the terms of the Restructuring, the Gold Stream was terminated and replaced by two NSRs (described above) and a convertible debenture.



The convertible debenture is a $30 million instrument bearing interest at a rate of 5% per annum (the "Debenture"). The Debenture is payable in three equal annual tranches of $10 million plus accrued interest beginning June 30, 2018. Luna will have the right to convert the principal and interest owing under the Debenture into common shares of Luna, so long as Sandstorm does not own more than 20% of the outstanding common shares of Luna. The quantum of shares upon conversion will be dependent on a 20 day volume weighted average price ("VWAP") and if the VWAP is less than C$0.10 per share, the shares will be deemed to have been issued at C$0.10 per share.

Under the loan amendment, the maturity date of the existing $20 million Luna loan was extended from June 30, 2017 to June 30, 2021, and the interest rate was revised to 5% per annum, payable in cash on the maturity date. In the event that Luna is in default, the applicable rate of interest will increase to 10% per annum.

Under the terms of the Restructuring and until September 30, 2015, Sandstorm continued to purchase 17% of the gold that results from the processing of the remaining stockpile from the Aurizona Mine for a per ounce cash payment equal to the lesser of $408 and the then prevailing market price of gold.

The Company recognized a gain of $4.3 million arising from the difference between the fair value of the Debenture and two NSRs and the carrying value of the Aurizona mineral interest.

Hugo North Extension & Heruga Gold Stream   ENTRÉE GOLD INC. ↘

Subsequent to the year ended December 31, 2015, Sandstorm amended its Gold Stream with Entrée Gold Inc. ("Entrée") such that the Company will now purchase an amount equal to 5.62% and 4.26% of the gold and silver by-products produced from the Hugo North Extension and Heruga deposits located in Mongolia, (the

"Hugo North Extension" and "Heruga", respectively) for per ounce cash payments equal to the lesser of $220 per ounce of gold and $5 per ounce of silver and the then prevailing market price of gold and silver, respectively. Additionally, Sandstorm amended its copper stream such that the Company will now purchase an amount equal to 0.42% share of the copper produced from Hugo North Extension and Heruga for per pound cash payments equal to the lesser of $0.50 per pound of copper and the then prevailing market price of copper. In consideration for the amendment and subsequent to the year ended December 31, 2015, Sandstorm received consideration of $6.8 million (of which $5.5 million was paid in cash and $1.3 million was received by way of Entrée common shares).

The Company is not required to contribute any further capital, exploration, or operating expenditures to Entrée.

The Hugo North Extension is a rich copper-gold porphyry deposit and Heruga is a copper-gold-molybdenum porphyry deposit. Both projects are located in the South Gobi desert of Mongolia, approximately 570 kilometers south of the capital city of Ulaanbaatar and 80 kilometers north of the border with China. The Hugo North Extension and Heruga are part of the Oyu Tolgoi mining complex and are managed by Oyu Tolgoi LLC, a subsidiary of Turquoise Hill Resources and the Government of Mongolia, and its project manager Rio Tinto PLC. Entrée retains a 20% interest in the resource deposits of the Hugo North Extension and Heruga.

Entrée recently announced that an Oyu Tolgoi underground mine development and financing plan had been signed by the Government of Mongolia, Entrée's joint venture partner, Oyu Tolgoi LLC, Turquoise Hill Resources Ltd. and Rio Tinto. The plan provides a path forward to the eventual restart of underground development, including Lift 1 of the Hugo North Extension. Recently, Entrée's joint venture partner, announced that it had signed a $4.4 billion finance facility for underground mine development at the Oyu Tolgoi project. The facility is being provided by a syndicate of international financial institutions and export credit agencies representing the governments of Canada, the United States and Australia, along with 15 commercial banks.

Hot Maden Royalty   MARIANA RESOURCES LTD. ↘

On January 19, 2016, the Company acquired a 2% NSR on the Hot Maden gold-copper project which is located in the Artvin Province, northeastern Turkey (the "Hot Maden Project"). The project is co-owned by Mariana Resources Ltd. and its Turkish partner, Lidya Madencilik Sanayi ve Ticaret A.S., which is currently earning into a 70% interest in the project.

A 2015 drill campaign led to the release of a maiden mineral resource estimate for the Hot Maden Project with an indicated resource of 2.0 million gold equivalent ounces and also included an inferred resource of 1.0 million gold equivalent ounces.

Hackett River Royalty   GLENCORE PLC ↘

On January 19, 2016, the Company acquired a 2% NSR on the Hackett River property located in Nunavut, Canada (the "Hackett River Project" or "Hackett River") which is owned by a subsidiary of Glencore.

Hackett River is a silver-rich volcanogenic massive sulphide project and is one of the largest undeveloped projects of its kind. The property is made up of four massive sulphide deposits that occur over a 6.6 kilometre strike distance. A preliminary economic assessment updated in 2010 evaluated a possible large-scale open pit and underground operation, processing up to 17,000 tonnes per day. The most recent technical report, completed in 2013, reported 25.0 million tonnes of indicated resources containing 4.2% zinc and 130.0 grams per tonne silver plus 57.0 million tonnes of inferred resources with 3.0% zinc and 100.0 grams per tonne silver.

Lobo-Marte Royalty   KINROSS GOLD CORP. ↘

On January 19, 2016, the Company acquired a 1.05% NSR on production from the Lobo-Marte project located in the Maricungha gold district of Chile (the "Lobo-Marte Project" or "Lobo-Marte") which is owned by Kinross Gold Corp. ("Kinross").

Kinross completed a prefeasibility study at Lobo-Marte that contemplated a heap-leach operation. As a result of changes in the plan of operations and other factors, Kinross withdrew its previously submitted permit application. Future development and operations at Lobo-Marte will require the re-initiation of the permitting process.

Agi Dagi & Kirazli   ALAMOS GOLD INC. ↘

On January 19, 2016, the Company acquired a $10/ounce royalty based on the production from the Agi Dagi and the Kirazli gold development projects located in the Çanakkale Province of northwestern Turkey ("Agi Dagi" and "Kirazli", respectively) which are both owned by Alamos Gold Inc. ("Alamos Gold"). The royalty is payable by Newmont and is subject to a maximum of 600,000 ounces from Agi Dagi and a maximum of 250,000 ounces from Kirazli.

A 2012 pre-feasibility study on Agi Dagi and Kirazli contemplated both projects as stand-alone open-pit, heap-leach operations. Under the study, Agi Dagi is expected to produce an average of 143,000 ounces of gold per year over a 7 year mine life while Kirazli is expected to produce an average of 99,000 ounces of gold per year over a 5 year mine life.

Bomboré Royalty   OREZONE GOLD CORP. ↘

On January 27, 2015, the Company acquired a 0.45% NSR on the Bomboré gold project ("Bomboré" or "Bomboré Project") located in Burkina Faso, West Africa and owned by Orezone Gold Corp. ("Orezone") for consideration of $3.0 million (the "Upfront Royalty"). In addition, Sandstorm has committed to providing up to an additional $5.0 million in royalty financing (remittable in cash and/or shares, subject to certain conditions) to Orezone on a drawdown basis until January 27, 2017 (the "Standby Royalty"). The Standby Royalty, if fully exercised, would result in the granting of an additional 0.75% NSR. Orezone has granted Sandstorm a right of first refusal on any future stream or royalty financings related to the Bomboré Project until 36 months following the achievement of commercial production at the mine. Orezone has the option to repurchase the Upfront Royalty from Sandstorm for a period of 36 months, at a premium of 10% per year. The Standby Royalty can also be repurchased at a premium of 10% per year if Orezone completes a gold stream financing and Sandstorm participates for no less than $30 million.

Orezone's 168 km² Bomboré project is the largest undeveloped oxide gold deposit in Burkina Faso, containing 4.6 million ounces of measured and indicated gold resources.



Core Logging at the Bomboré Project

Prairie Creek Royalty   CANADIAN ZINC CORPORATION ↘

The Company has a 1.2% NSR on the Prairie Creek project ("the "Prairie Creek Project") located in the Northwest Territories, Canada and owned by Canadian Zinc Corporation ("Canadian Zinc"). The Prairie Creek Project is a zinc, silver and lead project that is 100%-owned by Canadian Zinc and currently reports a proven and probable mineral reserve of 5.2 million tonnes grading 9.4% zinc, 151 grams per tonne silver and 9.5% lead. Canadian Zinc recently entered into sale agreements with both Boliden and Korea Zinc for the sale of the zinc and lead concentrates produced at the Prairie Creek mine. This represents a significant step forward in the development of the mine.



Exploration drilling at the Prairie Creek Project

Mt. Hamilton Royalty   WATERTON PRECIOUS METALS FUND II CAYMAN, LP ↘

The Company has a 2.4% NSR on the Mt. Hamilton gold project (the "Mt. Hamilton Project"). The Mt. Hamilton Project is located in White Pine County, Nevada, U.S.A. and is owned by Waterton Precious Metals Fund II Cayman, LP ("Waterton").

Sandstorm holds a right of first refusal on any future royalty or gold stream financing for the Mt. Hamilton Project.

— ACQUISITION

Gold Royalties Corp.

On April 28, 2015, the Company closed its previously announced plan of arrangement pursuant to which Sandstorm Gold acquired all of the issued and outstanding shares (the "Gold Royalties Shares") of Gold Royalties Corporation ("Gold Royalties"). The transaction was implemented by way of a statutory plan of arrangement (the "Arrangement"). Upon completion of the Arrangement, Sandstorm Gold issued to each holder of a Gold Royalties Share 0.045 of a common share of Sandstorm Gold.

As a result of acquiring Gold Royalties, Sandstorm has added a number of Canadian royalty assets to its portfolio along with over $1.0 million in cash.

In accordance with IFRS 3 – Business Combinations, the total consideration of $4.8 million, consisting of (i) $4.3 million representing the value of the Sandstorm Gold common shares issued (based on the April 28, 2015 closing price) and (ii) $0.5 million of Gold Royalties Shares previously owned by Sandstorm Gold, was allocated to the identifiable assets acquired and liabilities assumed as follows:

Consideration:		In 000s
Sandstorm Shares issued (1,161,720 common shares)	$	4,281
Gold Royalties Shares owned by Sandstorm Gold		472
	$	**4,753**

Allocation of acquisition costs:		
Cash and cash equivalents	$	1,288
Trade receivables and other		107
Mineral interests and royalties		1,852
Deferred income tax assets		1,592
Trade and other payables		(86)
	$	**4,753**

Sandstorm Gold has estimated the fair value of the assets acquired to be equal to their carrying value except for the mineral interests and royalties which were estimated to have a fair value of $1.9 million and deferred tax assets of $1.6 million, respectively. An income approach (being the net present value of expected future cash flows) was used to determine the fair values of the mineral interests and royalties. Estimates of future cash flows are based on estimated future revenues and expected conversions of resources to reserves at each of the mineral properties.

— REVOLVING CREDIT FACILITY

On October 26, 2015, the Company amended its revolving credit agreement, allowing the Company to borrow up to $110 million (the "Revolving Loan") from a syndicate of banks including the Bank of Nova Scotia, Bank of Montreal, National Bank of Canada, and Canadian Imperial Bank of Commerce. The amounts drawn on the Revolving Loan remain subject to interest at LIBOR plus 3.00% – 4.25% per annum, and the undrawn portion of the Revolving Loan remains subject to a standby fee of 0.75% – 1.05% per annum, dependent on the Company's leverage ratio. On October 26, 2015 and as part of the Yamana transaction, the Company fully drew on its credit facility.

— EQUITY FINANCING

On November 3, 2015 the Company completed a public offering of 10,087,800 units at a price of $2.85 per unit, for gross proceeds of $28.8 million. Each unit was comprised of one common share of the Company and one-half of one listed warrant. In connection with the offering, the Company paid agent fees of $1.4 million, representing 5% of the gross proceeds. The amount attributable to common shares was $27.1 million, with the remainder allocated to the warrants. As previously announced, the net proceeds from the public offering were primarily used to reduce the balance of the Company's Revolving Loan.

— NORMAL COURSE ISSUER BID

On December 15, 2014, the Company announced that it intended to proceed with a normal course issuer bid ("NCIB"). Under the NCIB, the Company was able until December 16, 2015, to purchase up to 5,882,879 common shares, representing 5% of the Company's issued and outstanding common as at December 11, 2014. The NCIB provided the Company with the option to purchase its common shares from time to time when the Company's management believed that the Common Shares were undervalued by the market. Subsequent to December 31, 2015, the Company reinitiated its NCIB, allowing it to purchase up to 6,896,539 common shares until April 2017.

During the year ended December 31, 2015 and pursuant to the NCIB, the Company purchased and cancelled an aggregate of 518,123 common shares.

— OTHER

Tax

As a result of an ongoing assessment of the Company's assets held in foreign subsidiaries, during the year ended December 31, 2015, the Company recognized a reduction of $8.1 million in its deferred income tax asset relating to taxable income previously attributed to its Barbadian subsidiary. The assessment is complex in nature and the reduction represents management estimates. The Company's international transactions have not been reviewed by the Canada Revenue Agency, and should such transactions be reviewed no assurances can be given that the tax authority will concur with management's estimates.

Gold Stream Settlement

As contemplated in the Deflector gold purchase agreement, the Company provided notice to Doray Minerals Ltd. that it was requesting back the $6.0 million Sandstorm had advanced under the purchase agreement. As part of a settlement agreement, the Company received $7.0 million in June 2015. The difference between the $7.0 million received and the carrying value of the Deflector mineral interest of $6.3 million was recognized in other income. As a result of the settlement, both parties' obligations were extinguished under the Deflector gold purchase agreement.

Impairments

The lack of progress with respect to Santa Fe Gold Corp. ("Santa Fe") raising additional capital to satisfy the terms and conditions of the negotiated restructuring of its senior secured indebtedness, prompted the Company to evaluate its investment in the Summit mine Gold Stream. As a result of its review, the Company, during the year ended December 31, 2015, recorded an impairment charge of $3.3 million for the full balance of the mineral interest.

While assessing whether any indications of impairment exist for mineral properties, consideration is given to both external and internal sources of information. Given the decline in the Company's market capitalization during the year ended December 31, 2015, the Company performed an impairment analysis of the Company's mineral interests. As part of this assessment, the Company recorded impairment charges related to its interests in the Serra Pelada project, the Emigrant Springs Mine, and MWS in the amounts of $13.1 million, $5.8 million and $2.4 million.

— SUBSEQUENT EVENTS

Teck Royalty Package

On January 19, 2016, the Company announced that it had agreed to acquire 55 royalties from Teck Resources Limited ("Teck") and its affiliates for total consideration of up to $22 million, payable in $1.4 million cash and $20.6 million in common shares of the Company. Since that time, 36 of the royalties have been transferred to the Company with the remaining royalties expected to close by May 2016. The transaction provides.

⤷ **Asset Diversification:** the royalty package consists of assets in North America (33), Asia (10), South America (9) and Europe (3) and includes producing assets (4), development-stage projects (8), advanced exploration-stage projects (8) and exploration-stage properties (35);

⤷ **Immediate Cash Flow and Significant Cash Flow Growth Potential:** the Company has estimated cash flow in 2016 of $1.5 million to $2.0 million, growing to $10 million to over $15 million in cash flow per year;

⤷ **Strong Counterparties:** royalty counterparties include Barrick Gold Corporation, Glencore plc, KGHM Polska Miedz SA, Newmont Mining Corporation, Kinross Gold Corporation, New Gold Inc. and Imperial Metals Corporation; and

⤷ **Long-Term Optionality:** over two dozen royalties on exploration-stage properties, several of which are undergoing active exploration programs.



SUMMARY OF
ANNUAL RESULTS

Summary of Annual Results

In $000s	December 31, 2015	December 31, 2014	December 31, 2013
Total revenue	$ 52,663	$ 56,494	$ 59,836
Attributable Gold Equivalent ounces sold [1]	45,146	44,821	42,709
Gold sales	$ 38,585	$ 43,690	$ 50,644
Royalty revenue	14,078	12,804	9,192
Average realized gold price per ounce [1]	1,167	1,260	1,401
Average cash cost per ounce [1]	300	321	356
Cash flow from operations	30,819	35,224	32,217
Cash flow from operations per share (basic) [1]	0.26	0.31	0.34
Cash flow from operations per share (diluted) [1]	0.26	0.29	0.31
Net (loss) income attributable to shareholders of Sandstorm	(43,056)	11,515	(73,752)
Net (loss) income	(43,056)	11,515	(74,629)
Basic (loss) income per share	(0.36)	0.10	(0.78)
Diluted (loss) income per share	(0.36)	0.09	(0.78)
Total assets	496,873	431,070	379,703
Total long-term liabilities	$ 86,779	$ 5,892	$ 6,134

1   See non-IFRS measures section below.



Attributable Gold Equivalent Ounces
in 000's



Revenue
in US$ millions   average realized gold price

Attributable Ounces Sold
by asset for year ended 2015



- Aurizona
- Santa Elena
- Black Fox
- Ming
- Bachelor Lake
- Other

Sales & Royalty Revenues
by country for year ended 2015



- Canada
- Mexico
- Brazil
- Other

Sales & Royalty Revenues
by metal for year ended 2015



- Precious Metals
- Diamonds
- Base Metals and other

The Company's operating segments for the year ended December 31, 2015 are summarized in the table below:

In $000s	Attributable ounces sold	Sales & royalty revenues	Cost of sales (excluding depletion)	Depletion	Impairment of mineral interests	Income (loss) before taxes	Cash flow from operations
Aurizona	9,061	$ 10,773	$ 3,690	$ 1,072	$ –	$ 6,011	$ 7,083
Bachelor Lake	7,101	8,285	3,550	4,220	–	515	4,735
Black Fox	5,891	6,856	3,041	4,281	–	(466)	3,815
Diavik Mine	4,863	5,656	–	6,273	–	(617)	4,480
Ming	1,651	1,855	–	1,994	–	(139)	1,855
Santa Elena	9,171	10,640	3,266	6,115	–	1,259	7,374
Royalties	7,242	8,422	–	11,292	(18,322)	(21,192)	8,679
Other	166	176	19	65	(3,323)	(3,227)	161
Corporate	–	–	–	–	–	(16,088)	(7,363)
Consolidated	45,146	$ 52,663	$ 13,566	$ 35,312	$ (21,645)	$ (33,944)	$ 30,819

The Company's operating segments for the year ended December 31, 2014 are summarized in the table below:

In $000s	Attributable ounces sold	Sales & royalty revenues	Cost of sales (excluding depletion)	Depletion	Impairment of mineral interests	Income (loss) before taxes	Cash flow from operations
Aurizona	12,361	$ 15,527	$ 4,986	$ 1,463	$ –	$ 9,078	$ 10,541
Bachelor Lake	9,324	11,899	4,662	5,541	–	1,696	7,237
Black Fox	5,487	6,889	2,790	3,920	–	179	4,099
Ming	1,964	2,459	–	1,611	–	848	2,459
Santa Elena	5,516	6,916	1,945	3,359	–	1,612	4,971
Royalties	10,169	12,804	–	12,019	(1,215)	(430)	13,674
Corporate	–	–	–	–	–	(3,717)	(7,757)
Consolidated	44,821	$ 56,494	$ 14,383	$ 27,913	$ (1,215)	$ 9,266	$ 35,224



SUMMARY OF QUARTERLY RESULTS

Summary of Quarterly Results
(in accordance with IFRS)

In $000s	Dec. 31, 2015	Sep. 30, 2015	Jun. 30, 2015	Mar. 31, 2015
Total revenue	$ 9,863	$ 12,086	$ 15,429	$ 15,285
Attributable Gold Equivalent ounces sold [1]	8,951	10,834	12,901	12,460
Gold sales	$ 6,604	$ 9,055	$ 11,360	$ 11,566
Royalty revenue	3,259	3,031	4,069	3,719
Average realized gold price per attributable ounce [1]	1,102	1,116	1,196	1,227
Average cash cost per attributable ounce [1]	258	307	304	323
Cash flow from operations	4,987	8,234	9,479	8,119
Cash flow from operations per share (basic) [1]	0.04	0.07	0.08	0.07
Cash flow from operations per share (diluted) [1]	0.04	0.07	0.08	0.07
Net (loss) income	(24,960)	(5,470)	(13,451)	825
Basic (loss) income per share	(0.20)	(0.05)	(0.11)	0.01
Diluted (loss) income per share	(0.20)	(0.05)	(0.11)	0.01
Total assets	496,873	408,170	415,944	425,154
Total long-term liabilities	$ 86,779	$ 4,768	$ 5,316	$ 5,341

In $000s	Dec. 31, 2014	Sep. 30, 2014	Jun. 30, 2014	Mar. 31, 2014
Total revenue	$ 12,488	$ 15,559	$ 13,153	$ 15,295
Attributable Gold Equivalent ounces sold [1]	10,424	12,282	10,149	11,966
Gold sales	$ 9,463	$ 11,571	$ 9,724	$ 12,932
Royalty revenue	3,025	3,988	3,429	2,363
Average realized gold price per ounce [1]	1,198	1,267	1,296	1,278
Average cash cost per ounce [1]	308	308	310	355
Cash flow from operations	8,854	9,962	9,383	7,025
Cash flow from operations per share (basic) [1]	0.08	0.08	0.08	0.07
Cash flow from operations per share (diluted) [1]	0.07	0.08	0.08	0.06
Net income (loss) attributable to shareholders of Sandstorm	2,608	2,076	3,039	3,792
Net income (loss)	2,608	2,076	3,039	3,792
Basic income (loss) per share	0.02	0.02	0.03	0.04
Diluted income (loss) per share	0.02	0.02	0.03	0.03
Total assets	431,070	445,368	456,050	400,299
Total long-term liabilities	$ 5,892	$ 6,161	$ 5,922	$ 5,837

1   See non-IFRS measures section below.

Changes in sales, net income and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of gold, as well as acquisitions of Gold Stream and royalty agreements and the commencement of operations of mines under construction. For more information refer to the quarterly commentary discussed below.

The Company's operating segments for the three months ended December 31, 2015 are summarized in the table below:

In $000s	Attributable ounces sold	Sales & royalty revenues	Cost of sales (excluding depletion)	Depletion	Impairment of mineral interests	Income (loss) before taxes	Cash flow from operations
Aurizona	501	$ 579	$ 204	$ 59	$ -	$ 316	$ 375
Bachelor Lake	1,383	1,523	692	822	-	9	831
Black Fox	1,274	1,409	660	908	-	(159)	749
Diavik Mine	1,067	1,176	-	1,808	-	(632)	1,016
Ming	608	645	-	749	-	(104)	645
Santa Elena	2,062	2,270	736	1,314	-	220	1,534
Royalties	1,890	2,083	-	2,512	(18,322)	(18,751)	1,899
Other	166	178	17	65	-	96	161
Corporate	-	-	-	-	-	(9,801)	(2,223)
Consolidated	8,951	$ 9,863	$ 2,309	$ 8,237	$ (18,322)	$ (28,806)	$ 4,987



Attributable Ounces Sold
by asset for Q4 2015

- Aurizona
- Santa Elena
- Black Fox
- Ming
- Bachelor Lake
- Other



Sales & Royalty Revenues
by country for Q4 2015

- Canada
- Mexico
- Brazil
- Argentina
- Other



Sales & Royalty Revenues
by metal for Q4 2015

- Precious Metals
- Diamonds
- Base Metals and other

— THREE MONTHS ENDED DECEMBER 31, 2015 COMPARED TO THE THREE MONTHS ENDED DECEMBER 31, 2014

For the three months ended December 31, 2015, net loss and cash flow from operations were $25.0 million and $5.0 million, respectively, compared with net income and cash flow from operations of $2.6 million and $8.9 million for the comparable period in 2014. The change is attributable to a combination of factors including:

↳ A $6.5 million non-cash loss on the revaluation of the Company's investments recognized during the three months ended December 31, 2015;

↳ An $18.3 million non-cash impairment charge relating to the Company's mineral interests with respect to the Serra Pelada project, the Emigrant Springs Mine and MWS;

↳ A $1.0 million increase in administration expenses, during the three months ended December 31, 2015, resulting from increased corporate activity and the granting of employee annual bonuses due to the Company's performance and the allocation of over $200 million of capital for the 2015 calendar year, resulting in the acquisition of over 25 Gold Streams and royalties; and

↳ A $0.4 million increase in interest expense as the Company fully drew on its Revolving Loan in October 2015.

For the three months ended December 31, 2015, revenue was $9.9 million compared with $12.5 million for the comparable period in 2014. The decrease is largely attributed to a number of factors including:

↳ 8% decrease in the average realized selling price of gold; and

↳ 14% decrease in the number of Attributable Gold Equivalent ounces sold, due to:

    i.   84% decrease in gold ounces sold from the Aurizona Mine as Luna finished processing ore from the stockpile and ceased mining operations;

    ii.   18% decrease in gold ounces sold from the Bachelor Lake Mine primarily related to the mine experiencing lower feed grade largely driven by higher than expected dilution from some stopes; partially offset by

    iii.   31% increase in gold ounces sold from the Santa Elena Mine primarily attributed to solid production from the property and an improvement in the mining of underground stopes.

— YEAR ENDED DECEMBER 31, 2015 COMPARED TO THE YEAR ENDED DECEMBER 31, 2014

For the year ended December 31, 2015, net loss and cash flow from operations were $43.1 million and $30.8 million, respectively, compared with net income and cash flow from operations of $11.5 million and $35.2 million for the comparable period in 2014. The change is attributable to a combination of factors including:

↳ An $8.1 million non-cash income tax expense related to a reduction of the Company's deferred income tax asset relating to taxable income previously attributed to its Barbadian subsidiary;

↳ A $21.6 million non-cash impairment charge relating to the Company's mineral interests with respect to the Serra Pelada project, the Emigrant Springs Mine, MWS and the Santa Fe Gold Stream;

↳ A $7.4 million non-cash increase in depletion expense driven by a number of reasons including an increase in Attributable Gold Equivalent ounces sold;

↳ A $12.5 million non-cash loss on the revaluation of the Company's investments;

↳ A $1.2 million increase in administration expenses largely driven by the vesting of previously granted stock based compensation and increased corporate activity;

↳ A number of non-recurring items recorded during the year ended December 31, 2014, including a one-time gain of $2.6 million recognized on the acquisition of Sandstorm Metals & Energy which was partially offset by a non-cash impairment charge of $1.2 million relating the Company's Bracemac-McLeod royalty; partially offset by

↳ A $5.0 million gain on the settlement of mineral interests largely driven by the Luna Gold Stream and loan restructuring; and

↳ A foreign exchange gain of $1.5 million largely driven by the consolidation of subsidiary entities with a different functional currency than the parent entity.

For the year ended December 31, 2015, revenue was $52.7 million compared with $56.5 million for the comparable period in 2014. The decrease is primarily related to a 7% decrease in the average realized selling price of gold. While total Attributable Gold Equivalent ounces sold were fairly consistent when comparing the two periods, there were some notable fluctuations in the year ended December 31, 2015, including:

i. A 66% increase in gold ounces sold from the Santa Elena Mine primarily attributed to solid production from the property and an improvement in the mining of underground stopes;

ii. An additional 4,863 Attributable Gold Equivalent ounces arising from the Company's recently acquired Diavik royalty;

iii. A 7% increase in gold ounces sold from the Black Fox Mine primarily driven from greater investments in underground development in an effort to improve mining and processing targets going forward; partially offset by

iv. A 27% decrease in gold ounces sold from the Aurizona Mine as Luna finished processing ore from the stockpile and ceased mining operations in 2015; and

v. A 24% decrease in gold ounces sold from the Bachelor Lake Mine primarily related to the mine experiencing lower feed grade largely driven by higher than expected dilution from some stopes.

— THREE MONTHS ENDED DECEMBER 31, 2015 COMPARED TO THE REMAINING QUARTERS

When comparing net loss of $25.0 million and cash flow from operations of $5.0 million for the three months ended December 31, 2015 with net income/loss and operating cash flow for the remaining quarters, the following items impact comparability of analysis:

↳ An $8.1 million non-cash income tax expense related to a reduction of the Company's deferred income tax asset relating to taxable income previously attributed to its Barbadian subsidiary which was recorded during the three months ended June 30, 2015;

↳ An $18.3 million non-cash impairment charge relating to the Company's mineral interests with respect to the Serra Pelada project, the Emigrant Springs Mine and MWS which was recognized during the three months ended December 31, 2015;

↳ A $4.3 million gain on the settlement of the Luna Gold Stream and loan which was recognized during the three months ended June 30, 2015;

↳ A $3.3 million non-cash impairment relating to the Santa Fe Gold Stream recognized during the three months ended June 30, 2015;

↳ A one-time gain of $2.6 million recognized on the acquisition of Sandstorm Metals & Energy which was recorded during the three months ended June 30, 2014;

↳ A non-cash impairment charge of $1.2 million relating the Company's Bracemac-McLeod royalty recognized during the three months ended June 30, 2014;

↳ A general decrease in administration expenses when compared to previous quarters primarily driven by (i) the implementation of cost reduction programs when the Company acquired 100% of the common shares of Premier Royalty and (ii) the elimination of duplicated costs that were previously being consolidated;

↳ Overall, Gold Attributable Equivalent ounces sold have increased over the course of the last three years as result of various assets producing including: (i) the Aurizona Mine and the Santa Elena Mine began initial production late in 2010; (ii) the Company acquired the Diavik royalty during the three months ended March 31, 2015; and (iii) the Company began purchasing gold from the Black Fox Mine in 2011.

— CHANGE IN TOTAL ASSETS

Total assets increased by $88.7 million from September 30, 2015 to December 31, 2015 primarily resulting from the acquisition of the Yamana Silver Stream and copper stream which were largely funded by utilizing the Company's Revolving Loan; the increase was partially offset by depletion expense and a non-cash impairment charge on certain mineral interests. Total assets decreased by $7.8 million from June 30, 2015 to September 30, 2015 primarily resulting from depletion expense, which was partially offset by operating cash flows. Total assets decreased by $9.2 million from March 31, 2015 to June 30, 2015 primarily resulting from (i) the reduction of the Company's deferred tax assets; and (ii) depletion expense; partially offset by operating cash flows. Total assets decreased by $5.9 million from December 31, 2014 to March 31, 2015 primarily resulting from (i) depletion expense; and (ii) a decline in the fair value of investments; partially offset by operating cash flows. Total assets increased by $51.4 million from December 31, 2013 to December 31, 2014 primarily resulting from (i) the assets acquired from the Sandstorm Metals & Energy business combination; (ii) operating cash flows and (iii) the exercise of warrants; which were partially offset by (i) depletion expense; (ii) a decline in the fair value of investments; and (iii) by a non-cash impairment charge on the Bracemac-McLeod royalty.

— NON-IFRS MEASURES

The Company has included, throughout this document, certain non-IFRS performance measures, including (i) average cash cost per attributable ounce; (ii) cash flow from operations per share (basic and diluted); and (iii) average realized gold price per attributable ounce.

i. Average cash cost per ounce is calculated by dividing the Company's cost of sales (excluding depletion) by the number of Attributable Gold Equivalent ounces sold. The Company presents average cash cost per ounce as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. **Figure 1.1** provides a reconciliation of average cash cost of gold on a per ounce basis.

Figure 1.1

	3 Months Ended Dec. 31, 2015	3 Months Ended Dec. 31, 2014	Year Ended Dec. 31, 2015	Year Ended Dec. 31, 2014
Cost of Sales (excluding depletion)	$ 2,309	$ 3,212	$ 13,566	$ 14,383
Cash cost of sales is comprised of:				
Total cash cost of gold sold	$ 2,309	$ 3,212	13,566	$ 14,383
Divided by:				
Total Attributable Gold Equivalent ounces sold [1]	8,951	10,424	45,146	44,821
Equals:				
Average cash cost of gold (per attributable ounce)	$ 258	$ 308	$ 300	$ 321

1   The Company's royalty income is converted to an Attributable Gold Equivalent ounce basis by dividing the royalty income for that period by the average realized gold price per ounce from the Company's Gold Streams for the same respective period. These Attributable Gold Equivalent ounces when combined with the gold ounces sold from the Company's Gold Streams equal total Attributable Gold Equivalent ounces sold.

ii. Cash flows from operations per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flows per share as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry that present results on a similar basis. **Figure 1.2** provides a reconciliation of cash flow from operations per share (basic and diluted).

Figure 1.2

	3 Months Ended Dec. 31, 2015	3 Months Ended Dec. 31, 2014	Year Ended Dec. 31, 2015	Year Ended Dec. 31, 2014
Cash generated by operating activities	$ 4,989	$ 8,854	$ 30,819	$ 35,224
Divided by:				
Basic weighted average number of shares outstanding	124,719,241	117,833,349	119,622,450	112,852,945
Diluted weighted average number of shares outstanding [1]	124,733,004	118,469,499	119,687,423	121,398,498
Equals:				
Operating cash flow per share (basic)	$ 0.04	$ 0.08	$ 0.26	$ 0.31
Operating cash flow per share (diluted)	$ 0.04	$ 0.07	$ 0.26	$ 0.29

1   *The diluted weighted average number of shares includes stock options and share purchase warrants that would have been dilutive if the Company had positive net income for the period.*

iii. Average realized gold price per ounce is calculated by dividing the Company's sales by the number of Attributable Gold Equivalent ounces sold. The Company presents average realized gold price per attributable ounce as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry that present results on a similar basis. **Figure 1.3** provides a reconciliation of average realized gold price per ounce.

Figure 1.3

	3 Months Ended Dec. 31, 2015	3 Months Ended Dec. 31, 2014	Year Ended Dec. 31, 2015	Year Ended Dec. 31, 2014
Total revenue	$ 9,863	$ 12,488	$ 52,663	$ 56,494
Divided by:				
Total Attributable Gold Equivalent ounces sold	8,951	10,424	45,146	44,821
Equals:				
Average realized gold price per ounce	$ 1,102	$ 1,198	$ 1,167	$ 1,260

The Company has also used the non-IFRS measure of operating cash flows excluding changes in non-cash working capital. This measure is calculated by adding back the decrease in changes in non-cash working capital to cash generated by operating activities. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

— LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2015, the Company had cash and cash equivalents of $5.3 million (December 31, 2014 – $90.2 million) and working capital of $1.8 million (December 31, 2014 – $89.3 million).

During the year ended December 31, 2015, the Company generated operating cash flows of $30.8 million compared with $35.2 million during the comparable period in 2014, with the decrease being primarily attributable to a decrease in the average realized selling price of gold; which was partially offset by an increase in Attributable Gold Equivalent ounces sold.

During the year ended December 31, 2015, the Company had cash outflows from investing activities of $221.4 million, which were primarily the result of: (i) the payment of $148 million to Yamana in connection with the Yamana commodity streams; (ii) the payment of $52.5 million to IAMGOLD Corporation in connection with the Diavik royalty and $3.0 million to Orezone in connection with the Bomboré royalty; (iii) a $6.7 million upfront payment related to the Karma Gold Stream; (iv) a loan of $2.0 million and (v) the acquisition of investments and other assets; partially offset by (i) the receipt of $7 million as a result of the Doray Minerals Ltd Gold Stream settlement agreement and (ii) the proceeds from the sale of other investments. During the year ended December 31, 2014, the Company had cash outflows from investing activities of $74.6 million, which were primarily the result of (i) Sandstorm exercising the Santa Elena underground mine option by making an upfront payment of $10.0 million; (ii) the acquisition of Sandstorm Metals & Energy; (iii) a $10.0 million loan to Luna; (iv) the $14.4 million upfront payment related to the Karma Gold Stream; (v) the acquisition of investments totaling $27.5 million; and (vi) providing a $2.9 million loan.

During the year ended December 31, 2015, the Company had net cash inflows from financing activities of $107.5 million largely related to: (i) drawing $110 million under the Company's Revolving Loan to finance the Yamana commodity streams; and (ii) $28.8 million raised in gross proceeds from the Company's November 2015 equity financing; which were partially offset by (i) the repayment of $26.5 million under the Company's Revolving Loan; (ii) share issuance and deferred financing costs of $3.1 million; and (iii) $1.7 million in the redemption of the Company's common shares under the NCIB. During the year ended December 31, 2014, the Company had net cash inflows from financing activities of $32.1 million, which were primarily comprised of the proceeds from the exercise of warrants partially offset by deferred financing costs and the redemption of the Company's common shares under the NCIB.

— CONTRACTUAL OBLIGATIONS

In connection with its commodity streams, the Company has committed to purchase the following:

Stream	% of Life of Mine Gold or Relevant Commodity [5, 6, 7, 8, 9]	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of the gold (unless otherwise noted) [1, 2, 3, 4]
Bachelor Lake	20%	$500
Black Fox	8%	$518
Chapada	4.2%	30% of copper spot price
Entrée Gold	5.62% on Hugo North Extension and 4.26% on Heruga	$220
Karma	25,000 ounces over 5 years and 1.625% thereafter	20% of gold spot price
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil
Santa Elena	20%	$357
Yamana Silver Stream	Varies	30% of silver spot price

1   *Subject to an annual inflationary adjustment except for Ming.*

2   *For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.*

3   *For the Entrée Silver Stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.*

4   *For the Santa Elena Gold Stream, the Company can purchase for a per ounce cash payment equal to (i) the lesser of $357 and the then prevailing market price of gold for the open-pit mine and (ii) the lesser of $357 and the then prevailing market price of gold until 50,000 ounces of gold have been delivered to Sandstorm (inclusive of ounces already received from open-pit production), at which time the on-going per ounce payments will increase to the lesser of $450 and the then prevailing market price of gold for the underground mine.*

5   *For the Entrée Gold and Silver Stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth.*

6   *For the Entrée Gold and Silver Stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.*

7   *For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension*

and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the on-going per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.

8   For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until Yamana has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, Yamana has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine. If Cerro Moro has not achieved the Commencement of Production and Sandstorm has not received cumulative pre-tax cash flow equal to $70 million from the Yamana Silver Stream, then the First Chapada Delivery Threshold and the Second Chapada Delivery Threshold will cease to be in effect and Sandstorm will continue to purchase 4.2% of Chapada's payable copper production (up to an annual maximum of 3.9 million pounds of copper), until such time as Sandstorm has received cumulative pre-tax cash flow equal to $70 million, or Cerro Moro has achieved the Commencement of Production.

9   Under the terms of the Yamana Silver Stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter. As part of the Yamana Silver Stream, during the year 2016 through 2018, Sandstorm has also agreed to purchase an amount of silver from: (i) the Minera Florida mine in Chile equal to 38% of the silver produced (up to an annual maximum of 200,000 ounces of silver); and (ii) the Chapada mine in Brazil equal to 52% of the silver produced (up to an annual maximum of 100,000 ounces of silver).

""""""""""""""""""""""""""""""""

In connection with the Karma Gold Stream, the Stream Syndicate has provided True Gold with an 18 month option to increase funding by up to $20 million whereby Sandstorm's commitment would be up to $5 million of the increase. As of the date of the MD&A, the Company had remitted $1.25 million of that commitment.

In connection with the Bomboré royalty, Sandstorm has committed to providing up to an additional $5.0 million in royalty financing (remittable in cash and/or shares, subject to certain conditions) to Orezone on a draw down basis until January 27, 2017.

As part of the Yamana transaction, the Company drew on its Revolving Loan. The Company will, from time to time, repay balances outstanding on its Revolving Loan with operating cash flow and cash flow from other sources. The amounts drawn on the Revolving Loan remain subject to interest at LIBOR plus 3.00%–4.25% per annum, and the undrawn portion of the Revolving Loan remains subject to a standby fee of 0.75%–1.05% per annum, dependent on the Company's leverage ratio. The Revolving Loan matures in July 2019.

— SHARE CAPITAL

As of March 30, 2016, the Company had 137,930,795 common shares outstanding. As disclosed previously, the funds from the issuance of share capital have been used to finance the acquisition of Gold Streams and royalties (recent acquisitions are described earlier in greater detail), with the net proceeds of the 2015 equity financing used to reduce the balance of the Company's Revolving Loan.

A summary of the Company's share purchase options as of March 30, 2016 are as follows:

Number outstanding	Vested	Exercise Price per Share (C$)	Expiry Date
66,000	66,000	$6.30	August 25, 2016
1,129,000	1,129,000	$6.35	November 25, 2016
27,000	27,000	$18.33	August 22, 2017
5,850	5,850	$18.33	October 4, 2017
402,133	402,133	$16.35	December 11, 2017
150,000	150,000	$11.78	December 21, 2017
10,875	10,875	$11.31	February 19, 2018
3,625	3,625	$10.62	March 1, 2018
12,375	12,375	$8.89	December 13, 2018
25,000	8,334	$6.03	May 16, 2019
3,737,474	1,245,834	$2.93	November 13, 2019
1,084,000	-	$3.60	December 9, 2020
200,000	-	$3.64	December 22, 2020
2,250	2,250	$15.00	March 30, 2022
6,855,582	**3,063,276**	**$6.70**	

A summary of the Company's warrants as of March 30, 2016 are as follows:

Number outstanding	Exercise Price per Share	Expiry Date
32,400	C$11.11	May 1, 2016
1,155,873	C$13.79	Dec. 4, 2016
5,002,500	$14.00	Sep. 7, 2017
3,000,000	$4.50	Mar. 23, 2020
15,000,000	$3.50	Oct. 26, 2020
5,043,900	$4.00	Nov. 3, 2020
29,234,673		

The Company has 1,395,517 Restricted Share Rights ("RSRs") outstanding as at March 30, 2016.

— KEY MANAGEMENT PERSONNEL COMPENSATION

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as
follows:

In $000s	Year Ended Dec. 31, 2015	Year Ended Dec. 31, 2014
Short-term employee salaries and benefits	$ 2,345	$ 1,921
Share-based payments	1,837	1,736
Total key management compensation expense	**$ 4,182**	**$ 3,657**

— FINANCIAL INSTRUMENTS

The fair value of the Company's other financial instruments
which include cash and cash equivalents, trade receivables and
other, loans receivable, receivables and other, trade and other
payables and bank debt. All financial instruments are initially
recorded at fair value.

Credit Risk

The Company's credit risk is limited to cash and cash equivalents, trade receivables
and other, loans receivable, and receivables and other in the ordinary course
of business. The Company sells gold exclusively to third parties with a history
in commodities. The Company's trade receivables and other is subject to the
credit risk of the counterparties who own and operate the mines underlying
Sandstorm's royalty portfolio. The Company's loan receivable and convertible
debenture due from Luna is subject to Luna's credit risk and the Company's
ability to realize on its security.

Currency Risk

Financial instruments that impact the Company's net (loss) income or other
comprehensive (loss) income due to currency fluctuations include: cash and
cash equivalents, trade receivables and other, investments and trade and other
payables denominated in Canadian dollars. Based on the Company's Canadian
dollar denominated monetary assets and monetary liabilities at December 31,
2015, a 10% increase (decrease) of the value of the Canadian dollar relative to
the United States dollar would (decrease) increase net loss by $0.4 million and
other comprehensive loss by $1.5 million, respectively.

Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings. Presently, all of the Company's outstanding borrowings are at floating rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage risk. During the year ended December 31, 2015, the weighted average effective interest rate paid by the Company on the amount drawn on its outstanding borrowings was 3.4% (2014- Revolving Loan facility was undrawn). A fluctuation in interest rates of 100 basis points (1 percent) would have affected finance expense by approximately $0.2 million.

Other Risks

Sandstorm holds common shares, convertible debentures, and warrants of other companies with a combined market value as at December 31, 2015, of $26.6 million (December 31, 2014 – $24.0 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is subject to default risk with respect to any debt instruments. Aside from the outstanding balance on the Company's revolving credit facility, the Company is not subject to other price risks. Except for the Company's exposure to liquidity risk with respect to the Luna Debenture and the revolving credit facility, the Company's exposure to these risks has not changed significantly from the prior year.

— RISKS TO SANDSTORM

The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company's annual information form dated March 30, 2016, which is available on www.sedar.com.

Risks Relating to Mineral Projects

To the extent that they relate to the production of gold from, or the operation of, the Chapada Mine, the Cerro Moro Project, the Diavik Mine, the Aurizona Mine, the Santa Elena Mine, the Karma Project, the Ming Mine, the Black Fox Mine, the Bachelor Lake Mine, the Hugo North Extension and Heruga deposits, the Mt. Hamilton Project, the Gualcamayo Mine, the Emigrant Springs Mine, MWS, the San Andres Mine, the Bomboré Project, the Prairie Creek Project, the Bracemac-McLeod Mine, the Serra Pelada Mine, the Hot Maden Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli or other royalties in Sandstorm's portfolio (the "Mines"), the Company will be subject to the risk factors applicable to the operators of such Mines. Whether the Mines will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The Mines are also subject to other risks that could lead to their shutdown and closure including flooding and weather related events, the failure to receive permits or having existing permits revoked, collapse of mining infrastructure including tailings pond, as well as community or social related issues. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mines becoming uneconomic resulting in their shutdown and closure. The Company is not entitled to purchase gold if no gold is produced from the Mines.

No Control Over Mining Operations

The Company has no contractual rights relating to the operation or development of the Mines. Except for any payments which may be payable in accordance with applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if these mining operations do not meet their forecasted gold or other production targets in any specified period or if the Mines shut down or discontinue their operations on a temporary or permanent basis. The Mines may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold or other production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mines or their successors may decide to suspend or discontinue operations. The Company is subject to the risk that the Mines shut down on a temporary or permanent basis due to issues including, but not limited to economics, lack of financial capital, floods, fire, mechanical malfunctions, social unrest, expropriation and other risks. There are no guarantees the Mines will achieve commercial production, ramp-up targets or complete expansion plans. These issues are common in the mining industry and can occur frequently.

Government Regulations

The Mines are subject to various foreign laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters. It is possible that the risks of expropriation, cancellation or dispute of licenses could result in substantial costs, losses and liabilities in the future. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mines in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance of such laws and regulations could become such that the owners or operators of the Mines would not proceed with the development of or continue to operate the Mines. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mines could result in substantial costs and liabilities in the future.

International Operations

The Chapada Mine and the Aurizona Mine are located in Brazil, the Santa Elena Mine is located in Mexico, the Emigrant Springs Mine and the Mt. Hamilton Project are located in the United States of America, the Gualcamayo Mine and the Cerro Moro Project is located in Argentina, MWS is located in South Africa, the Hugo North Extension and Heruga projects are located in Mongolia, the Karma Project and Bomboré Project are located in Burkina Faso, the San Andres Mine is located in Honduras, the Hot Maden Project, Agi Dagi and Kirazli are located in Turkey, the Lobo-Marte Project is located in Chile, and each of the Diavik Mine, the Ming Mine, the Black Fox Mine, Bachelor Lake Mine, Prairie Creek Project, the Hackett River Project and the Bracemac-McLeod Mine are located in Canada and as such, the Mines are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Brazil, Mongolia, the United States of America, Burkina Faso, Argentina, Honduras, French Guiana, Chile, Turkey or Canada may adversely affect the operations or profitability of the Mines in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any changes or unfavorable assessments with respect to (i) the validity, ownership or existence of the Entrée concessions; as well as (ii) the validity or enforceability of Entrée's joint venture agreement with Oyu Tolgoi LLC may adversely affect the Company's profitability or profits realized under the Entrée Gold Stream. The Serra Pelada royalty cash flow or profitability may be adversely impacted if the Cooperative de Mineracao dos Garimpeiros de Serra Pelada, which hold a 25% interest in the Serra Pelada Mine, continue to take unfavorable actions. In addition, Colossus' Brazilian subsidiary has payables in excess of $30 million and accordingly, there is a risk that they may be unable to repay their debts, resulting in insolvency and loss any rights to the Serra Pelada Mine. Moreover, there is no certainty that the Karma Project will achieve its intended production and/or construction timeline, if ever. A failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mines.

Income Taxes

The Company has a subsidiary in Barbados, Sandstorm Gold Bank Limited, which entered into Gold Streams in connection with the Aurizona, Karma, and Santa Elena transactions. No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company's past and future profits being subject to increased levels of income tax (refer to discussion earlier). The Company's international transactions have not yet been reviewed by the Canada Revenue Agency, and should such transactions be reviewed no assurances can be given that the tax matters will be resolved favorably. The Company's Gold Streams and royalties in connection with Chapada, Cerro Moro, Diavik, Black Fox, Ming, Hugo North Extension and Heruga, MWS, Bachelor Lake, Mt. Hamilton, Prairie Creek, San Andres, Hot Maden Project, Hackett River Project, Lobo-Marte Project, Agi Dagi, Kirazli and Bracemac-McLeod transactions have been entered into directly by Canadian based subsidiaries and will therefore, be subject to Canadian, and/or U.S./international taxation, as the case may be. The Gualcamayo NSR was entered into through an Argentinian subsidiary and therefore, may be subject to Canadian, and/or Argentinian taxation, as the case may be. The Emigrant Springs NSR was entered into through a US subsidiary and therefore, may be subject to Canadian, and/or US taxation, as the case may be.

Gold and Silver Prices

The price of the common shares, warrants, and the Company's financial results may be significantly adversely affected by a decline in the price of gold and silver. The price of gold and silver fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company's control, including but not limited to, the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold and silver producing countries throughout the world. In the event that the prevailing market price of gold is less than $518 per ounce in the case of the Black Fox Gold Stream, $500 per ounce in the case of the Bachelor Lake Gold Stream, $357 or $450 per ounce in the case of the Santa Elena Gold Stream, and $220 per ounce in the case of the Hugo North Extension and Heruga Gold Stream, the purchase price will be the then prevailing market price per ounce of gold and the Company will not generate positive cash flow or earnings on those Gold Streams. Furthermore, if the gold or silver price drops below the cost of producing gold or silver at the Mines, then the Mines may not produce any gold or silver. As a result, the Company will not be entitled to purchase any gold or silver.

Diamond Prices and Demand for Diamonds

The price of the common shares, warrants, and the Company's financial results may be significantly adversely affected by a decline in the price and demand for diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during recent periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company's results of operations.

Copper Prices

The price of the common shares, warrants, and the Company's financial results may be significantly adversely affected by a decline in the price of copper. Copper prices fluctuate widely and are affected by numerous factors beyond the Company's control, including global supply and demand, expectations with respect to the rate of inflation, the exchange rates of the U.S. dollar to other currencies, interest rates, forward selling by producers, central bank sales and purchases, production and cost levels in major producing regions, global or regional political, economic or financial situations and a number of other factors. Furthermore, if the copper price drops below the cost of producing copper at the Mines, then the Mines may not produce any copper. As a result, the Company will not be entitled to purchase any copper.

Solvency Risk

The price of the common shares and the Company's financial results may be significantly affected by the Mines operators' ability to continue as a going concern and have access to capital. The lack of access to capital could result in these companies entering bankruptcy proceedings and as a result, Sandstorm may not be able to realize any value from its respective streams or royalties.

— OTHER

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the periods presented. Notes 2 and 4 of the Company's 2015 annual consolidated financial statements describes all of the significant accounting policies as well as the significant judgments and estimates.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company's system of disclosure controls and procedures includes, but is not limited to, the Disclosure Policy, the Code of Conduct, the Stock Trading Policy, Corporate Governance, the effective functioning of the Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management's Discussion and Analysis, management of the Company, with the participation of Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as required by National Instrument 52-109 in Canada ("NI 52-109") and under the Securities Exchange Act of 1934, as amended, in the United States. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2015, as a result of a material weakness in internal control over financial reporting, the disclosure controls and procedures (as defined in Rule 13(a) – 15(e) under the Securities Exchange Act of 1934) were not effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the National Instrument 52-109 in Canada ("NI 52-109") and under the

Securities Exchange Act of 1934, as amended, in the United States. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS as issued by the IASB.

The Company's internal control over financial reporting includes:

↳ maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

↳ providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;

↳ providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

↳ providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.

The Company's internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2015 based on the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In connection with the assessment, management identified a material weakness relating to the review control over the impairment of long-lived assets and because of this material weakness management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2015. The material weakness could have resulted in a material misstatement related to the understatement of impairment expense and overstatement of mineral interests in the annual consolidated financial statements as at and for the year ended December 31, 2015. These misstatements were corrected prior to the issuance of the consolidated financial statements and therefore, there were no misstatements in the Company's current or prior period consolidated financial statements. In response to the identified material weakness, management is taking specific actions to address the material weakness. The enhancements include the following: (i) the Company had hired an additional resource to assist in its evaluation of the Company's financial reporting; and (ii) the Company has engaged an external search firm to assist in the hiring of a further additional resource to assist in the documentation and review of its internal controls. Remediation will require that changed or new controls operate for a sufficient period of time such that effectiveness of those changes is demonstrated with an appropriate amount of consistency. As the Company implements these plans, management may determine that additional steps may be necessary.

Deloitte LLP, the Company's Independent Registered Public Accounting Firm, have audited the annual consolidated financial statements of the Company for the year ended December 31, 2015, and have also issued a report on the internal controls over financial reporting based on the criteria established in the *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Changes in Internal Controls

Other than the material weakness described above, during the year ended December 31, 2015, there has been no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations of Controls and Procedures

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Future Changes in Accounting Policies

The IASB has issued the following new standard but it is not yet effective. Pronouncements that are not applicable to the Company have been excluded from this note.

IFRS 15 *Revenue from Contracts with Customers* — The final standard on revenue from contracts with customers was issued on May 28, 2014 and is effective for annual reporting periods beginning after January 1, 2018 for public entities with early application permitted. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is assessing the impact of this Standard.

— FORWARD LOOKING STATEMENTS

This MD&A and any exhibits attached hereto and incorporated herein, if any, contain "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian and other securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking information is provided as of the date of this MD&A and Sandstorm does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the Chapada Mine, the Cerro Moro Project, the Ming Mine, the Gualcamayo Mine, the Karma Project, the Emigrant Springs Mine, MWS, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Bachelor Lake Mine, the Diavik Mine, the Mt. Hamilton mine, the Prairie Creek Project, the San Andres Mine, the Bomboré Project, the Hot Maden Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli or the Bracemac-McLeod Mine; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; stock market volatility; competition; as well as those factors discussed in the section entitled "Risks to Sandstorm" herein and those risks described in the section entitled "Risk Factors" contained in Sandstorm's most recent Annual Information Form for the year ended December 31, 2015 available at www.sedar.com and www.sec.gov and incorporated by reference herein.

Forward-looking information in this MD&A includes, among other things, disclosure regarding: Sandstorm's existing Gold Streams and royalties as well as its future outlook, the mineral reserve and mineral resource estimates for each of the Chapada Mine, the Cerro Moro Project, the Diavik Mine, the Aurizona Mine, the Gualcamayo Mine, the Emigrant Springs Mine, MWS, the Santa Elena Mine, the Ming Mine, the Black Fox Mine, the Hugo North Extension and Heruga deposits, the Karma Project, the mines underlying the Sandstorm portfolio of royalties, the Bachelor Lake Mine, the Mt. Hamilton Mine, the Prairie Creek Project, the San Andres Mine, the Bomboré Project, the Hot Maden Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli and the Bracemac-McLeod Mine. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm will purchase gold, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Sandstorm Gold Ltd. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management on a going concern basis in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.

Sandstorm Gold Ltd. maintains systems of internal accounting and administrative controls in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and all of its members are independent directors. The Committee meets at least four times a year with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the financial statements and the external auditors' report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors. The consolidated financial statements have been audited by Deloitte LLP, Chartered Professional Accountants, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Deloitte LLP have full and free access to the Audit Committee.

"Nolan Watson"   **"Erfan Kazemi"**
President & Chief Executive Officer   **Chief Financial Officer**

March 30, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Sandstorm Gold Ltd.

We have audited the accompanying consolidated financial statements of Sandstorm Gold Ltd. and subsidiaries (the "Company"), which comprise the consolidated statements of financial position as at December, 31 2015 and December 31, 2014, and the consolidated statement of (loss) income, consolidated statements of comprehensive (loss) income, consolidated statements of changes in equity, and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sandstorm Gold Ltd. and subsidiaries as at December 31, 2015 and December 31, 2014, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2015, based on the criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2016 expressed an adverse opinion on the Company's internal control over financial reporting.

/S/ Deloitte LLP
Chartered Professional Accountants
March 30, 2016
Vancouver, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Sandstorm Gold Ltd.

We have audited the internal control over financial reporting of Sandstorm Gold Ltd. and subsidiaries (the "Company") as of December 31, 2015, based on the criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Managements Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment: management identified a material weakness relating to the review control over the impairment of long-lived assets. The material weakness could have resulted in a material misstatement related to the understatement of impairment expense and overstatement of mineral interests in the consolidated financial statements as at and for the year ended December 31, 2015. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2015, of the Company and this report does not affect our report on such consolidated financial statements dated March 30, 2016, which expressed an unmodified/unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the material weakness identified above on the achievement of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2015, based on the criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Company and our report dated March 30, 2016 expressed an unmodified/unqualified opinion on those consolidated financial statements.

/S/ Deloitte LLP
Chartered Professional Accountants
March 30, 2016
Vancouver, Canada



CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015

Consolidated Statements of
Financial Position

Expressed in U.S. Dollars ($000s)

Assets	Note	December 31, 2015	December 31, 2014
Current			
Cash and cash equivalents		$ 5,346	$ 90,224
Trade receivables and other		3,876	2,746
		$ 9,222	$ 92,970
Non-current			
Mineral interests and royalties	7	$ 414,363	$ 261,882
Investments	8	26,580	23,989
Deferred financing costs	9	2,220	2,138
Loans receivable	7	23,821	21,155
Deferred income tax assets	11	19,650	27,600
Receivables and other		1,017	1,336
Total assets		**$ 496,873**	**$ 431,070**
Liabilities			
Current			
Trade and other payables		$ 7,443	$ 3,631
Non-current			
Bank debt	9	83,500	–
Deferred income tax liabilities	11	3,279	5,892
		$ 86,779	$ 5,892
		$ 94,222	$ 9,523
Equity			
Share capital	10	$ 491,769	$ 456,670
Reserves	10	23,368	21,132
Deficit		(60,926)	(17,870)
Accumulated other comprehensive loss		(51,560)	(38,385)
		$ 402,651	$ 421,547
Total liabilities and equity		**$ 496,873**	**$ 431,070**

Contractual obligations (Note 15)
Subsequent events (Note 17)

ON BEHALF OF THE BOARD:

"Nolan Watson", *Director*   **"David DeWitt",** *Director*

↗ The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of (Loss) Income

Expressed in U.S. Dollars ($000s) 65 —

	Note		Year Ended December 31, 2015		Year Ended December 31, 2014
Sales	16	$	38,585	$	43,690
Royalty revenue	16		14,078		12,804
		$	**52,663**	**$**	**56,494**
Cost of sales, excluding depletion		$	13,566	$	14,383
Depletion			35,312		27,913
Total cost of sales		**$**	**48,878**	**$**	**42,296**
Gross profit		**$**	**3,785**	**$**	**14,198**
Expenses and other (income)					
▸ Administration expenses [1]	12	$	5,690	$	4,535
▸ Project evaluation			4,346		3,137
▸ Foreign exchange gain			(1,532)		(2,091)
▸ Loss on revaluation of investments	8		12,463		951
▸ Finance income			(1,610)		(1,596)
▸ Finance expenses and other			1,693		1,346
▸ Gain on restructuring of mineral interest, bargain purchase and other	6 (b), 7 (b)		(4,966)		(2,565)
▸ Mineral interest impairments	7 (c)		21,645		1,215
(Loss) income before taxes		**$**	**(33,944)**	**$**	**9,266**
Current income tax expense	11	$	871	$	1,062
Deferred income tax expense (recovery)	11		8,241		(3,311)
			9,112		**(2,249)**
Net (loss) income for the year		**$**	**(43,056)**	**$**	**11,515**
Basic (loss) earnings per share		$	(0.36)	$	0.10
Diluted (loss) earnings per share		$	(0.36)	$	0.09
Weighted average number of common shares outstanding					
▸ Basic	10 (e)		119,622,450		112,852,945
▸ Diluted	10 (e)		119,622,450		121,398,498
[1] Equity settled stock based compensation (a non-cash item) is included in administration expenses and project evaluation.		$	2,706	$	2,096

Consolidated Statements of Comprehensive (Loss) Income

Expressed in U.S. Dollars ($000s)

	Note	Year Ended December 31, 2015	Year Ended December 31, 2014
Net (loss) income for the year		$ (43,056)	$ 11,515
Other comprehensive loss for the year			
Items that may subsequently be re-classified to net income (loss):			
▸ Currency translation differences		$ (5,668)	$ (6,727)
Items that will not subsequently be reclassified to net income (loss):			
▸ Unrealized loss on investments	8	(7,507)	(19,909)
▸ Total other comprehensive loss for the period		$ (13,175)	$ (26,636)
Total comprehensive loss for the year		**$ (56,231)**	**$ (15,121)**

↗ The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Cash Flows

Expressed in U.S. Dollars ($000s) 67 —

Cash flow from (used in):	Note	Year Ended December 31, 2015	Year Ended December 31, 2014
Operating activities			
▸ Net (loss) income for the period		$ (43,056)	$ 11,515
Items not affecting cash:			
▸ Mineral interest impairments	7 (c)	21,645	1,215
▸ Depletion and depreciation and financing amortization		35,998	28,579
▸ Deferred income tax expense (recovery)	11	8,116	(3,321)
▸ Share-based payment		2,706	2,096
▸ Loss on revaluation of investments		12,463	951
▸ Unrealized foreign exchange gain		(1,687)	(2,231)
▸ Interest on loan receivable and other		(674)	(853)
▸ Gain on restructuring of mineral interest, bargain purchase and other	6 (b), 7(b)	(4,966)	(2,565)
▸ Changes in non-cash working capital	13	274	(162)
		$ 30,819	**$ 35,224**
Investing activities			
▸ Acquisition of mineral interests and royalties	7	$ (217,345)	$ (27,907)
▸ Acquisition of investments and other assets	7,8	(14,398)	(27,508)
▸ Proceeds from disposition of investments and other assets		11,039	-
▸ Acquisition of Gold Royalties Corp., net of cash acquired of $1.3M	6 (a)	1,288	-
▸ Acquisition of Sandstorm Metals & Energy Ltd., net of cash acquired of $4.1M	6 (b)	-	(6,242)
▸ Loan issuance		(1,993)	(12,893)
		$ (221,409)	**$ (74,550)**
Financing activities			
▸ Bank debt drawn	9	$ 110,000	$ -
▸ Bank debt repaid	9	(26,500)	-
▸ Proceeds on equity financing and exercise of warrants and options	10	28,789	34,937
▸ Redemption of common share purchase warrants – Premier Royalty		-	(1,164)
▸ Share issue and deferred financing costs	9, 10	(3,128)	(985)
▸ Redemption of common shares (normal course issuer bid)	10	(1,708)	(682)
		$ 107,453	**$ 32,106**
Effect of exchange rate changes on cash and cash equivalents		$ (1,741)	$ (1,492)
Net decrease in cash and cash equivalents		**(84,878)**	**(8,712)**
Cash and cash equivalents – beginning of the year		90,224	98,936
Cash and cash equivalents – end of the year		**$ 5,346**	**$ 90,224**
Cash and cash equivalents, at the end of the year			
Cash at bank		$ 5,346	$ 20,647
Short-term deposit		$ -	$ 69,577

Supplemental cash flow information (note 13)

Consolidated Statements of
Changes in Equity

Expressed in U.S. Dollars ($000s)

	Note	Share Capital Number	Share Capital Amount	Reserves Share Options	Reserves Share Purchase Warrants	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
At January 1, 2014		100,028,138	$ 383,082	$ 8,083	$ 20,105	$ (29,385)	$ (11,749)	$ 370,136
Shares issued on exercise of warrants	10 (a)	11,041,020	41,013	-	(7,796)	-	-	33,217
Options exercised	10 (b)	862,000	2,291	(570)	-	-	-	1,721
Share issue costs		-	(27)	-	-	-	-	(27)
Expiration of unexercised warrants		-	192	-	(192)	-	-	-
Shares issued on acquisition of Sandstorm Metals & Energy Ltd.	6 (b)	5,698,216	30,078	-	-	-	-	30,078
Issuance of replacement equity awards	6 (b)	-	-	129	-	-	-	129
Vesting of restricted stock rights		70,898	723	(723)	-	-	-	-
Redemption of common shares (normal course issuer bid)		(222,090)	(682)	-	-	-	-	(682)
Share based payment		-	-	2,096	-	-	-	2,096
Net income for the year		-	-	-	-	11,515	-	11,515
Other comprehensive loss		-	-	-	-	-	(26,636)	(26,636)
At December 31, 2014		117,478,182	$ 456,670	$ 9,015	$ 12,117	$ (17,870)	$ (38,385)	$ 421,547
Shares issued		10,087,800	27,136	-	1,614	-	-	28,750
Options exercised	10 (b)	155,000	684	(170)	-	-	-	514
Vesting of restricted stock rights		77,138	725	(725)	-	-	-	-
Expiration of unexercised warrants		-	4,388	-	(4,388)	-	-	-
Redemption of common shares (normal course issuer bid) and other	10 (a)	(518,123)	(1,708)	(475)	-	-	-	(2,183)
Issuance of warrants	7 (b)	-	-	-	3,674	-	-	3,674
Share issuance costs (net of tax of $1.0 million)		-	(1,561)	-	-	-	-	(1,561)
Shares issued on acquisition of Gold Royalties Corporation and other	6 (a)	1,600,317	5,435	-	-	-	-	5,435
Share based payment		-	-	2,706	-	-	-	2,706
Net loss for the year		-	-	-	-	(43,056)	-	(43,056)
Other comprehensive loss		-	-	-	-	-	(13,175)	(13,175)
At December 31, 2015		128,880,314	$ 491,769	$ 10,351	$ 13,017	$ (60,926)	$ (51,560)	$ 402,651

↗ The accompanying notes are an integral part of these consolidated financial statements

1 NATURE OF OPERATIONS

Sandstorm Gold Ltd. was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Sandstorm Gold Ltd. and its subsidiary entities ("Sandstorm", "Sandstorm Gold" or the "Company") is a resource-based company that seeks to acquire gold and other precious metal purchase agreements ("Gold Streams" or "Silver Streams") and royalties from companies that have advanced stage development projects or operating mines. In return for making an upfront payment to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per unit, a percentage of a mine's production for the life of the mine.

The head office, principal address and registered office of the Company are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

These consolidated financial statements were authorized for issue by the Board of Directors of the Company on March 30, 2016.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A Statement of Compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

B Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value.

The consolidated financial statements are presented in United States dollars, and all values are rounded to the nearest thousand except as otherwise indicated.

The Company has allocated certain salary and related costs and stock based compensation to project evaluation in the Consolidated Statement of (Loss)

Income during the year ended December 31, 2015. The comparative figures have been adjusted to reflect the reallocation of these costs from administration expense to project evaluation. The adjustment resulted in a decrease of administration expenses and an increase in project evaluation by $2.4 million, respectively.

C Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Sandstorm Gold Bank Limited, Sandstorm Gold (Canada) Holdings Ltd., Bridgeport Gold Inc., Inversiones Mineras Australes Holdings (BVI) Inc., Inversiones Mineras Australes S.A., Premier Royalty U.S.A. Inc., Sandstorm Metals & Energy Ltd., Sandstorm Metals & Energy (Canada) Holdings Ltd, Sandstorm Metals & Energy (Canada) Ltd. and Sandstorm Metals & Energy (US) Inc. Subsidiaries are fully consolidated from the date the Company obtains control, and continue to be consolidated until the date that control ceases. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.

D Business Combinations

On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed twelve months from the acquisition date with retrospective restatement of the impact of adjustments to those provisional fair values effective as at the acquisition date. Incremental costs related to acquisitions are expensed as incurred.

When the amount of purchase consideration is contingent on future events, the initial cost of the acquisition recorded includes an estimate of the fair value of the contingent amounts expected to be payable in the future. When the fair value of contingent consideration as at the date of acquisition is finalized before the purchase price allocation is finalized, the adjustment is allocated to the identifiable assets and liabilities acquired. Subsequent changes to the estimated fair value of contingent consideration are recorded in the consolidated statement of (loss) income.

When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to the Company's share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of (loss) income.

Non-controlling interests represent the fair value of net assets in subsidiaries, as at the date of acquisition, which are not held by the Company and are presented in the equity section of the consolidated statement of financial position.

E   Goodwill

The Company allocates goodwill arising from business combinations to each cash-generating unit or group of cash-generating units that are expected to receive the benefits from the business combination. Irrespective of any indication of impairment, the recoverable amount of the cash-generating unit or group of cash-generating units to which goodwill has been allocated is tested annually for impairment and when there is an indication that the goodwill may be impaired. Any impairment is recognized as an expense immediately. Any impairment of goodwill is not subsequently reversed.

F   Mineral Interest and Royalties

Agreements for which settlements are called for in gold or other commodities the amount of which is based on production at the mines and capitalized on a property by property basis, are recorded at

cost less accumulated depletion and impairment loss, if any. Project evaluation costs that are not related to a specific agreement are expensed in the period incurred.

Producing mineral interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available information of proven and probable reserves and the portion of resources expected to be classified as mineral reserves at the mine corresponding to the specific agreement. For those mineral interests that have commenced production, all costs associated with mineral interests are depleted and no amounts would remain classified as non-depletable.

The acquisition costs of acquired resources and exploration potential is recorded as an asset (non-depletable interest) on the acquisition date. The value of the exploration potential is classified as non-depletable and accounted for in accordance with IFRS 6, Exploration and Evaluation of Mineral Resources until such time as the technical feasibility and commercial viability have been established at which point the value of the exploration potential is classified as either depletable or non-depletable in accordance with IAS16, Property, Plant and Equipment.

G   Impairment of Mineral Interests

Evaluation of the carrying values of each mineral property is undertaken when events or changes in circumstances indicate that the carrying values may not be recoverable. If any indication of impairment exists, the recoverable amount is estimated to determine the extent of any impairment loss. The recoverable amount is the higher of the fair value less costs to sell and value in use. Estimated values in use are calculated using estimated production, sales prices, and a discount rate. Estimated production is determined using current reserves and the portion of resources expected to be classified as mineral reserves. Estimated sales prices are determined using an average of long-term metal price forecasts by analysts and management's expectations. The discount rate is estimated using the average discount rate used by analysts to value precious metal royalty companies. If it is determined that the recoverable amount is less than the carrying value then an impairment is recorded with a charge to net income (loss).

An assessment is made at each reporting period if there is any indication that a previous impairment loss may no longer exist or has decreased. If indications are present, the carrying amount of the mineral interest is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount net of depletion that would have been determined had no impairment loss been recognized for the mineral interest in previous periods.

H   Revenue Recognition

Revenue from the sale of precious metals is recognized when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Selling prices are determined at the point revenue is recognized by reference to active and freely traded commodity markets, for example the London Bullion Market for commodities, in an identical form to the product sold. Revenue from the sale of gold may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Provisionally-priced revenues are initially recognized based on forward prices. Adjustments to revenue from metal prices are recorded at each reporting period and other adjustments are recorded on final settlement and are offset against revenue when incurred.

Royalty revenue is recognised on an accrual basis in accordance with the substance of the relevant agreement (provided that it is probable that the economic benefits will flow to the Company and the amount of revenue can be measured reliably). Royalty arrangements are based on production, sales and/or other measures and are recognised by reference to the underlying arrangement.

I   Foreign Currency Translation

The functional currency of the Company and its subsidiaries is the principal currency of the economic environment in which they operate. For the Company and its subsidiaries Sandstorm Gold Bank Limited, Sandstorm Gold (Canada) Ltd., Bridgeport Gold Inc., Inversiones Mineras Australes Holdings (BVI) Inc., Premier Royalty U.S.A. Inc., Sandstorm Metals & Energy Ltd., Sandstorm Metals & Energy (Canada) Holdings Ltd, Sandstorm Metals & Energy (Canada) Ltd. and Sandstorm Metals & Energy (US) Inc. the functional currency is the U.S. dollar.

For Inversiones Mineras Australes S.A., the functional currency of this subsidiary is the Argentine Peso. To translate Inversiones Mineras Australes S.A. to the presentation currency of the U.S. dollar, all assets and liabilities are translated using the exchange rate as of the reporting date and all income and expenses are translated using the exchange rate at the dates of transactions. All resulting exchange differences are recognized in other comprehensive income (loss).

Transactions in foreign currencies are initially recorded in the entity's functional currency as the rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the closing rate as at the reporting date.

J   Financial Instruments

The Company has adopted IFRS 9, Financial Instruments, effective January 1, 2010. The Company's financial instruments consist of cash and cash equivalents, trade receivables and other, investments, loans receivable, trade and other payables, and bank debt. All financial instruments are initially recorded at fair value and designated as follows:

Investments in common shares held are classified as fair value through other comprehensive income ("FVTOCI"), as these are held for long-term strategic purposes and provide a more meaningful presentation based on management's intention, rather than reflecting changes in fair value in net income. Cash and cash equivalents, trade receivables and other, and loans receivable are classified as financial assets at amortized cost and trade and other payables and bank debt are classified as other financial liabilities and these are measured at amortized cost using the effective interest method.

Investments in warrants and convertible debt instruments are classified as fair value through profit or loss ("FVTPL"). These warrants and convertible debt instruments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of net income (loss) under the classification of loss on revaluation of investments.

Transaction costs on initial recognition of financial instruments classified as FVTPL are expensed as incurred. Transaction costs incurred on initial recognition of financial instruments classified as loans and receivables and other financial liabilities are recognized at their fair value amount and offset against the related loans and receivables or capitalized when appropriate.

Financial assets are derecognized when the contractual rights to the cash flows from the asset expire. Financial liabilities are derecognized only when the Company's obligations are discharged, cancelled or they expire. All gains and losses as a result of changes in fair value for FVTPL financial instruments are included in net income (loss) in the period they occur.

Common share purchase warrants, which provide the holder the right to settle in cash, are considered derivative instruments. As such, they are classified as financial liabilities measured at FVTPL and are re-measured at fair value at the end of each reporting period with all changes being recognized as a component net income (loss) under the classification of loss on revaluation of investments.

K   Impairment of Financial Assets

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. Financial assets are considered to be impaired if objective evidence indicates that a change in the market, economic or legal environment in which the Company invested has had a negative effect on the estimated future cash flows of that asset. An impairment loss for a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rates. Impairment losses are recognized in profit and loss. For financial assets measured at amortized cost, any reversal of impairment is recognized in profit and loss.

L   Inventory

Inventory is valued at the lower of specifically identifiable cost and net realizable value. Costs included are the agreed upon purchase price under the Gold Stream and depletion of the applicable mineral interest.

M   Cash and Cash Equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

N   Income Taxes

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used are those that are substantively enacted at the reporting date.

Deferred income taxes are provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for accounting. The change in the net deferred income tax asset or liability is included in income except for deferred income tax relating to equity items which is recognized directly in equity. The income tax effects of differences in the periods when revenue and expenses are recognized in accordance with Company accounting practices, and the periods they are recognized for income tax purposes are reflected as deferred income tax assets or liabilities. Deferred income tax assets and liabilities are measured using the substantively enacted statutory income tax rates which are expected to apply to taxable income in the years in which the assets are realized or the liabilities settled. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available for utilization.

Deferred income tax assets and liabilities are offset only if a legally enforceable right exists to offset current tax assets against liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity and are intended to be settled on a net basis.

The determination of current and deferred taxes requires interpretations of tax legislation, estimates of expected timing of reversal of deferred tax assets and liabilities, and estimates of future earnings.

O   Share Capital and Share Purchase Warrants

The proceeds from the issue of units are allocated between common shares and share purchase warrants (with an exercise price denominated in U.S. dollars) on a pro-rata basis based on relative fair values at the date of issuance. The fair value of common shares is based on the market closing price on the date the units are issued and the fair value of share purchase warrants is determined using the quoted market price or if the warrants are not traded, using the Black-Scholes Model ("BSM") as of the date of issuance. Equity instruments issued to agents as financing costs are measured at their fair value at the date the services were provided.

P   Earnings Per Share

Basic earnings per share is computed by dividing the net income available to common shareholders by the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated assuming that outstanding share options and share purchase warrants, with an average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the year.

Q   Share Based Payments

The Company recognizes share based compensation expense for all share purchase options and restricted share rights ("RSR's") awarded to employees, officers and directors based on the fair values of the share purchase options and RSRs at the date of grant. The fair values of share purchase options and RSRs at the date of grant are expensed over the vesting periods of the share purchase options and RSRs, respectively, with a corresponding increase to equity. The fair value of share purchase options is determined using the BSM with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. The fair value of RSRs is the market value of the underlying shares at the date of grant. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the consolidated statement of income (loss).

The BSM requires management to estimate the expected volatility and term of the equity instrument, the risk-free rate of return over the term, expected dividends, and the number of equity instruments expected to ultimately vest. Volatility is estimated using the historical stock price of the Company, the expected term is estimated using historical exercise data, and the expected number of equity instruments expected to vest is estimated using historical forfeiture data.

R   Related Party Transactions

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control or significant influence. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.

S   Segment Reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. All operating segments' results are reviewed regularly by the Company's Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

3   FUTURE CHANGES IN ACCOUNTING POLICIES

The IASB has issued the following new standard but it is not yet effective. Pronouncements that are not applicable to the Company have been excluded from this note:

IFRS 15 Revenue from Contracts with Customers— The final standard on revenue from contracts with customers was issued on May 28, 2014 and is effective for annual reporting periods beginning

after January 1, 2018 for public entities with early application permitted. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is assessing the impact of this Standard.

4   KEY SOURCES OF ESTIMATION UNCERTAINTY AND CRITICAL ACCOUNTING JUDGMENTS

The preparation of the Company's consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

A   Accounting For Mineral Interests

The Company's business is the acquisition of Gold Streams and royalties. Management accounts for these agreements as mineral interests as they consider the associated mining risks when evaluating the assets to be acquired and assessing the mineral interests over the life of the related mine.

B   Investments

In the normal course of operations, the Company invests in equity interests of other entities. In such circumstances, management considers whether the facts and circumstances pertaining to each such investment result in the Company obtaining control, joint control or significant influence over the investee entity. In some cases, the determination of whether or not the Company controls, jointly controls or significantly influences the investee entities requires the application of significant management judgment to consider individually and collectively such factors as:

↳ The purpose and design of the investee entity.

↳ The ability to exercise power, through substantive rights, over the activities of the investee entity that significantly affect its returns.

↳ The size of the company's equity ownership and voting rights, including potential voting rights.

↳ The size and dispersion of other voting interests, including the existence of voting blocks.

↳ Other investments in or relationships with the investee entity including, but not limited to, current or possible board representation, royalty and/or stream investments, loans and other types of financial support, material transactions with the investee entity, interchange of managerial personnel or consulting positions.

↳ Other relevant and pertinent factors.

If the Company determines that it controls an investee entity, it consolidates the investee entity's financial statements as further described in note 2. If the Company determines that it jointly controls (a joint venture) or has significant influence (an associate) over an investee entity, then it uses the equity method of accounting to account for its investment in that investee entity.

Under the equity method of accounting, the Company's investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the Company's share of the investee entity's net assets. The Company's profit or loss and other comprehensive (loss) income includes its share of the investee entity's profit or loss and other comprehensive (loss) income. If the Company's share of the investee entity's losses equals or exceeds its interest in the joint venture or associate, and the corresponding investment balance is reduced to zero, the Company stops recognizing

its share of further losses, unless the Company has incurred legal or constructive obligations or made payments on behalf of the joint venture or associate, in which case a liability is recognized.

If, after careful consideration, it is determined that the Company neither has control, joint control or significant influence over an investee entity, the Company accounts for the corresponding investment in equity interest at fair value through other comprehensive income as further described in note 2.

C   Attributable Reserve and Resource Estimates

Mineral interests and royalties are a significant asset of the Company, with a carrying value of $414.4 million at December 31, 2015 (2014: $261.9 million). This amount represents the capitalized expenditures related to the acquisition of the gold interests net of accumulated depletion and any impairments. The Company estimates the reserves and resources relating to each agreement. Reserves are estimates of the amount of gold that can be economically and legally extracted from the mining properties at which the Company has precious metal purchase agreements, adjusted where applicable to reflect the Company's percentage entitlement to gold produced from such mines. The Company estimates its reserves and resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of the Company's gold interests and depletion charges.

D Depletion

The Company's mineral and royalty interests are depleted on a units-of-production basis, with estimated recoverable reserves and resources being used to determine the depletion rate for each of the Company's mineral and royalty interests. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves. Changes in the estimated recoverable reserves, resources or exploration potential will directly impact the depletion rate used. Changes to depletion rates are accounted for prospectively.

E Income Taxes

The interpretation of existing tax laws or regulations in Canada, Barbados, the United States of America, Australia, Argentina, Chile or any of the countries in which the mining operations are located or to which shipments of gold are made requires the use of judgment. Differing interpretation of these laws or regulations could result in an increase in the Company's taxes, or other governmental charges, duties or impositions. In addition, the recoverability of deferred income tax assets, including expected periods of reversal of temporary differences and expectations of future taxable income, are assessed by management at the end of each reporting period and adjusted, as necessary, on a prospective basis.

F Impairment of Assets

Management considers each mineral and royalty interest to be a separate cash generating unit, which is the lowest level for which cash inflows are largely independent of those of other assets. At the end of each reporting period, the Company reviews the carrying amounts of each mineral and royalty interest to determine whether there is any indication that those mineral and royalty interests have suffered an impairment loss. If such an indication exists, the recoverable amount of the mineral and royalty interest is estimated in order to determine the extent of the impairment (if any). The recoverable amount of each mineral and royalty interest is the higher of fair value less costs to sell ("Fair Value approach") and value in use.

Under the Fair Value approach, the net present value ("NPV") methodology is used. NPV is estimated by using a discount rate to calculate the present value of expected future cash flows. The discount rate is based on the Company's weighted average cost of capital, adjusted for various risks. The expected future cash flows are management's best estimates of expected future revenues and costs. Under each method, expected future revenues reflect the estimated future production for each mine at which the Company has a Gold Stream or royalty based on detailed life of mine plans received from each of the partners. Included in these forecasts is the production of mineral resources that do not currently qualify for inclusion in proven and probable ore reserves where there is a high degree of confidence in its economic extraction. This is consistent with the methodology that is used to measure value beyond proven and probable reserves when allocating the purchase price to acquired mineral and royalty interests. Expected future revenues also reflect management's estimated long term metal prices, which are determined based on current prices, forward pricing curves and forecasts of expected long-term metal prices prepared by analysts. These estimates often differ from current price levels, but are consistent with how a market participant would assess future long-term metal prices. Estimated future cash costs are fixed based on the terms of each Gold Stream or royalty, as disclosed in note 15 to the financial statements.

If the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and an impairment charge is reflected as a component of net income (loss) so as to reduce the carrying amount to its recoverable value. A previously recognized impairment charge is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment charge was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the asset in prior years. Such reversal is reflected as a component of net income (loss).

At December 31, 2015, the Company recorded an impairment charge of $21.6 million ($1.2 million- year ended December 31, 2014).

5 FINANCIAL INSTRUMENTS

A Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The capital structure of the Company consists of $402.7 million ($421.6 million – December 31, 2014) of equity attributable to common shareholders, comprising of issued capital (note 10), accumulated reserves (note 10) and deficit. The Company was not subject to any externally imposed capital requirements with the exception of complying with certain covenants under the credit agreement governing bank debt (note 9). The Company is in compliance with the debt covenants described in note 9 as at December 31, 2015.

B Fair Value Estimation

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 | Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares and warrants held that have direct listings on an exchange are classified as Level 1.

Level 2 | Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities. Investments in warrants and convertible debt instruments held that are not listed on an exchange are classified as Level 2.

Level 3 | Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2015. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)
Long-term investments – *common shares held*	$ 14,990	$ 14,990	$ -	$ -
Long-term investments – *convertible debt*	11,590	-	11,590	-
	$ **26,580**	$ **14,990**	$ **11,590**	$ **-**

The fair value of the Company's other financial instruments which include cash and cash equivalents, trade receivables and other, loans receivable, receivables and other, trade and other payables and bank debt approximate their carrying values at December 31, 2015.

C   Credit Risk

The Company's credit risk is limited to cash and cash equivalents, trade receivables and other, loans receivable, and receivables and other in the ordinary course of business. The Company sells gold exclusively to third parties with a history in commodities. The Company's trade receivables and other is subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm's royalty portfolio. The Company's loan receivable and convertible debenture due from Luna are subject to Luna's credit risk and the Company's ability to realize on its security.

D   Currency Risk

Financial instruments that impact the Company's net (loss) income or other comprehensive (loss) income due to currency fluctuations include: cash and cash equivalents, trade receivables and other, investments and trade and other payables denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at December 31, 2015, a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would (decrease) increase net loss by $0.4 million and other comprehensive loss by $1.5 million, respectively.

E   Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings. Presently, all of the Company's outstanding borrowings are at floating rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage risk. During the year ended December 31, 2015, the weighted average effective interest rate paid by the Company on the amount drawn on its outstanding borrowings was 3.4% (2014- revolving loan facility was undrawn). A fluctuation in interest rates of 100 basis points (1 percent) would have affected finance expense by approximately $0.2 million.

F   Liquidity Risk

In managing liquidity risk, the Company takes into account its loan facility, anticipated cash flows from operations and its holding of cash and cash equivalents. As at December 31, 2015, the Company had cash and cash equivalents of $5.3 million (2014: $90.2 million) and working capital of $1.8 million (2014: $89.3 million). The Company has a revolving loan facility which matures in July 2019 (note 9). Additionally, Sandstorm holds common shares, convertible debentures, and warrants of other companies with a combined market value as at December 31, 2015, of $26.6 million (December 31, 2014 – $24.0 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares.

6 BUSINESS COMBINATION

A Acquisition of Gold Royalties Corporation

On April 28, 2015, the Company closed its previously announced plan of arrangement pursuant to which Sandstorm Gold acquired all of the issued and outstanding shares (the "Gold Royalties Shares") of Gold Royalties Corporation ("Gold Royalties"). The transaction was implemented by way of a statutory plan of arrangement (the "Arrangement"). Upon completion of the Arrangement, Sandstorm Gold issued to each holder of a Gold Royalties Share 0.045 of a common share of Sandstorm Gold.

As a result of acquiring Gold Royalties, Sandstorm has added a number of Canadian royalty assets to its portfolio along with over $1.0 million in cash.

In accordance with IFRS 3 – Business Combinations, the total consideration of $4.8 million, consisting of (i) $4.3 million representing the value of the Sandstorm Gold common shares issued (based on the April 28, 2015 closing price) and (ii) $0.5 million of Gold Royalties Shares previously owned by Sandstorm Gold, was allocated to the identifiable assets acquired and liabilities assumed as follows:

Consideration:		In 000s
Sandstorm Shares issued (1,161,720 common shares)	$	4,281
Gold Royalties Shares owned by Sandstorm Gold		472
	$	4,753

Allocation of acquisition costs:		
Cash and cash equivalents	$	1,288
Trade receivables and other		107
Mineral interests and royalties		1,852
Deferred income tax assets		1,592
Trade and other payables		(86)
	$	4,753

Sandstorm Gold has estimated the fair value of the assets acquired to be equal to their carrying value except for the mineral interests and royalties which were estimated to have a fair value of $1.9 million and deferred tax assets of $1.6 million, respectively. An income approach (being the net present value of expected future cash flows) was used to determine the fair values of the mineral interests and royalties. Estimates of future cash flows are based on estimated future revenues and expected conversions of resources to reserves at each of the mineral properties.

Had the acquisition of Gold Royalties been effected on January 1, 2015, the consolidated revenue and net loss for the year ended December 31, 2015 would have been $52.7 million and $43.0 million, respectively (these amounts are unaudited). The Company considers these "pro-forma" numbers to represent an approximate measure of the performance of the combined group up to the period end date and to provide a reference point for comparison to future periods.

B Acquisition of Sandstorm Metals & Energy Ltd.

On May 29, 2014, the Company closed its previously announced plan of arrangement ("Arrangement Agreement") pursuant to which it acquired 100% of the outstanding common shares of Sandstorm Metals & Energy Ltd. ("Sandstorm Metals & Energy").

As contemplated in the Arrangement Agreement, the shareholders of Sandstorm Metals & Energy, other than Sandstorm Gold, received common shares of Sandstorm Gold (the "Sandstorm Gold Shares") on the basis of 0.178 of a Sandstorm Gold Share plus C$0.35 of cash for each Sandstorm Metals & Energy common share held.

In accordance with IFRS 3 – Business Combinations, the total consideration of $43.8 million, consisting of: (i) $10.3 million cash; (ii) $30.1 million representing the value of the Sandstorm Gold common shares issued (based on the May 29, 2014 closing price); and (iii) $3.4 million of Sandstorm Metals &

Energy common shares previously owned by the Company and other consideration was allocated to the identifiable assets acquired and liabilities assumed as follows:

Acquisition price:		In 000s
Sandstorm Gold common shares issued	$	30,078
Sandstorm Metals & Energy common shares owned by Sandstorm Gold		3,310
Cash paid		10,310
Conversion of previously issued Sandstorm Metals & Energy RSUs		129
	$	**43,827**

Allocation of acquisition costs:		
Cash and cash equivalents	$	4,068
Trade receivables and other		909
Mineral interests and royalties		29,817
Investments		5,259
Deferred income tax assets		9,616
Other		108
Trade and other payables		(1,185)
Promissory note		(2,200)
Gain on bargain purchase		(2,565)
	$	**43,827**

Sandstorm Gold has estimated the fair value of the assets acquired to be equal to their carrying value except for certain trade receivables and other balances and the mineral interest and royalties which were estimated to have a fair value of $0.9 million and $29.8 million respectively. An income approach (being the net present value of expected future cash flows) was used to determine the fair values of the royalty interests in mineral properties. Estimates of future cash flows are based on estimated future revenues and expected conversions of resources to reserves at each of the mineral properties. The excess of the total fair value of the identifiable assets acquired and the liabilities assumed over the total consideration has been recorded as a gain on bargain purchase of $2.6 million.

Included in total revenue and net income for the year ended December 31, 2014 is $2.5 million and $1.9 million, respectively, attributable to the results of Sandstorm Metals & Energy from the date of acquisition. Had the acquisition of Sandstorm Metals & Energy been effected on January 1, 2014, the consolidated revenue and net income for the year ended December 31, 2014 would have been $58.0 million and $7.9 million, respectively. The Company considers these "pro-forma" numbers to represent an approximate measure of the performance of the combined group on an annualized basis and to provide a reference point for comparison to future periods.

The acquisition allows management to focus all of its future time and attention on acquiring Gold Streams and royalties. The acquisition of Sandstorm Metals & Energy also provides Sandstorm Gold shareholders with annual royalty revenue from operating mines as well as royalties on advanced exploration and development assets including Canadian Zinc's Prairie Creek Project and Entrée's Hugo North Extension and Heruga deposits. The acquisition resulted in a gain on bargain purchase as the Company has recognized the benefit of Sandstorm Metals & Energy's non-capital loss carry forwards available for tax purposes.

7   MINERAL INTERESTS AND ROYALTIES

A   Carrying Amount

As of and for the year ended December 31, 2015:

In $000s	Cost				Accumulated Depletion					Carrying Amount
	Opening	Additions (disposals)	Foreign exchange translation	Ending	Opening	Depletion	Impairment	Disposals	Ending	
Aurizona, Brazil	27,358	(16,358)	–	11,000	5,756	1,072	–	(6,518)	310	10,690
Bachelor Lake, Canada	22,671	–	–	22,671	10,458	4,220	–	–	14,678	7,993
Black Fox, Canada	37,758	–	–	37,758	17,836	4,281	–	–	22,117	15,641
Chapada, Brazil	–	69,520		69,520	–	–	–	–	–	69,520
Diavik Mine, Canada	–	53,111	–	53,111	–	6,273	–	–	6,273	46,838
Hugo North Extension and Heruga, Mongolia	42,493	–	–	42,493	–	–	–	–	–	42,493
Karma Gold Project, Burkina Faso	14,456	6,718	–	21,174	–	–	–	–	–	21,174
Ming, Canada	20,068	–	–	20,068	5,628	1,994	–	–	7,622	12,446
Santa Elena, Mexico	23,342	–	–	23,342	11,087	6,115	–	–	17,202	6,140
Yamana Silver Stream, Argentina	–	74,229		74,229	–	–	–	–	–	74,229
Royalties [1]	189,970	19,348	(2,594)	206,724	76,907	11,164	18,322	–	106,393	100,331
Other [2]	12,393	(1,054)	–	11,339	955	193	3,323	–	4,471	6,868
Total [3]	**390,509**	**205,514**	**(2,594)**	**593,429**	**128,627**	**35,312**	**21,645**	**(6,518)**	**179,066**	**414,363**

1   Includes Bracemac-McLeod, Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, Serra Pelada, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Sao Francisco, Thunder Creek, Bomboré, the Gold Royalties royalty portfolio and the Early Gold Deposit.

2   Includes Summit and other.

3   Total mineral interest and royalties includes $111.3 million of assets located in Canada, $88.1 million in Brazil, $98.1 million in Argentina, $42.5 million in Mongolia, $21.8 million in the United States, $24.3 million in Burkina Faso, $6.1 million in Mexico, $6.9 million in South Africa, $5.1 million in French Guiana, $3.1 million in Honduras, $1.0 million in Ghana, and $6.1 million in other South American countries.

As of and for the year ended December 31, 2014:

In $000s	Cost				Accumulated Depletion					Carrying Amount
	Opening	Additions	Foreign exchange translation	Ending	Opening	Depletion	Impairment	Inventory Depletion Adjustment	Ending	
Aurizona, Brazil	25,820	1,538	-	27,358	4,293	1,463	-	-	5,756	21,602
Bachelor Lake, Canada	22,671	-	-	22,671	4,917	5,541	-	-	10,458	12,213
Black Fox, Canada	37,758	-	-	37,758	13,916	3,920	-	-	17,836	19,922
Hugo North Extension and Heruga, Mongolia	37,580	4,913	-	42,493	-	-	-	-	-	42,493
Karma Gold Project, Burkina Faso	-	14,456	-	14,456	-	-	-	-	-	14,456
Ming, Canada	20,068	-	-	20,068	4,017	1,611	-	-	5,628	14,440
Santa Elena, Mexico	13,342	10,000	-	23,342	7,731	3,356	-	-	11,087	12,255
Royalties [1]	169,855	23,505	(3,390)	189,970	63,885	11,807	1,215	-	76,907	113,063
Other [2]	10,345	2,048	-	12,393	740	215	-	-	955	11,438
Total [3]	**337,439**	**56,460**	**(3,390)**	**390,509**	**99,499**	**27,913**	**1,215**	**-**	**128,627**	**261,882**

1   *Includes Bracemac-McLeod, Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, Serra Pelada, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, San Francisco, Sao Vicente, Thunder Creek, and Bomboré.*

2   *Includes Deflector, Summit and other.*

3   *Total mineral interest and royalties includes $77.4 million of assets located in Canada, $42.5 million in Mongolia, $39.6 million in Brazil, $33.3 million in the United States, $14.5 million in Burkina Faso, $12.3 million in Mexico, $10.4 million in South Africa, $6.3 million in Australia, $5.1 million in French Guiana, $4.3 million in Honduras, $0.4 million in Ghana, and $15.8 million other South American countries.*

B   Acquisitions and Updates

YAMANA STREAMS

Silver Stream   ACQUISITION ↘

On October 27, 2015, the Company acquired a Silver Stream on Yamana Gold Inc.'s ("Yamana") gold-silver Cerro Moro project, located in Santa Cruz, Argentina (the "Cerro Morro Project" or "Cerro Moro") and interim silver deliveries during years 2016 to 2018 from a number of Yamana's currently operating mines.

In acquiring the Yamana Silver Stream, the Chapada copper stream (refer to Chapada copper stream section) and a potential gold stream on the Agua Rica project, the Company agreed to upfront consideration consisting of a cash payment of $152 million, of which $4 million is payable in April 2016, and 15 million Sandstorm warrants. The warrants have a 5 year term, a strike price of $3.50 per Sandstorm common share and are exercisable upon achievement of specific milestones with respect to the construction of the Cerro Moro mine.

Under the terms of the Yamana Silver Stream, Sandstorm has agreed to purchase, for on-going per ounce cash payments equal to 30% of the spot price of silver, an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter.

As part of the Yamana Silver Stream, during the year 2016 through 2018, Sandstorm has also agreed to purchase, for on-going per ounce cash payment equal to 30% of the spot price of silver, an amount of silver from:

i.   the Minera Florida mine in Chile equal to 38% of the silver produced (up to an annual maximum of 200,000 ounces of silver); and

ii. the Chapada mine in Brazil equal to 52% of the silver produced (up to an annual maximum of 100,000 ounces of silver).

If by January 1, 2019, the Cerro Moro processing facility has not averaged 80% of its daily nameplate production capacity over a 30-day period (the "Commencement of Production"), then Yamana´s producing El Peñon mine in Chile will provide a 24 month backstop until the Commencement of Production has begun. During the 24 month backstop, if applicable, Sandstorm will purchase, for on-going per ounce cash payments equal to 30% of the spot price of silver, an amount of silver equal to 16% of El Peñon´s silver production up to a maximum of 1.2 million ounces per annum.

Copper Stream   ACQUISITION ↘

On October 27, 2015, the Company acquired a copper stream on Yamana's open pit gold-copper Chapada mine located 270 kilometres northwest of Brasília in Goiás state, Brazil ("Chapada" or the "Chapada Mine"). Under the terms of the Yamana copper stream, Sandstorm has agreed to purchase, for on-going per pound cash payments equal to 30% of the spot price of copper, an amount of copper from the Chapada Mine equal to:

i.   4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until Yamana has delivered 39 million pounds of copper to Sandstorm (the "First Chapada Delivery Threshold"); then

ii. 3.0% of the copper produced until, on a cumulative basis, Yamana has delivered 50 million pounds of copper to Sandstorm (the "Second Chapada Delivery Threshold"); then

iii. 1.5% of the copper produced thereafter, for the life of the mine.

If Cerro Moro has not achieved the Commencement of Production and Sandstorm has not received cumulative pre-tax cash flow equal to $70 million from the Yamana Silver Stream, then the First

Chapada Delivery Threshold and the Second Chapada Delivery Threshold will cease to be in effect and Sandstorm will continue to purchase 4.2% of Chapada's payable copper production (up to an annual maximum of 3.9 million pounds of copper), until the earlier of Sandstorm having received cumulative pre-tax cash flow equal to $70 million, or Cerro Moro having achieved the Commencement of Production.

In assessing the fair value of the Yamana Silver, Copper and Early Gold Deposit, the Company utilized a discounted cash flow analysis using discount rates from 3.5% to 5.0% and analyst price projections. The excess of the fair value of the Yamana Silver, Copper and Early Gold Deposit of $155.1 million and the total cash consideration of $152.0 million of $3.1 million was ascribed to the 15 million warrants issued to Yamana as consideration for the transaction.

DIAVIK ROYALTY   ACQUISITION ↘

In March 2015, the Company acquired a 1% gross proceeds royalty based on the production from the Diavik mine located in Lac de Gras, Northwest Territories, Canada ("Diavik" or the "Diavik Mine") which is operated by Rio Tinto PLC ("Rio Tinto").

For consideration, the Company paid $52.5 million in cash and 3 million warrants of Sandstorm to IAMGOLD Corporation (the owner of the 1% royalty). The warrants have a strike price of $4.50 per Sandstorm common share, an expiration date of March 23, 2020 and will only be exercisable following initial production from the Diavik Mine's A21 pipe.

In assessing the fair value of the Diavik royalty, the Company utilized a discounted cash flow analysis using a 7% discount rate and analyst price projections. The excess of the fair value of the Diavik royalty of $53.1 million and the total cash consideration of $52.5 million being $0.6 million was ascribed to the 3 million warrants issued to IAMGOLD Corporation as consideration for the transaction.

BOMBORÉ ROYALTY   ACQUISITION ↘

On January 27, 2015, the Company acquired a 0.45% NSR on the Bomboré gold project ("Bomboré" or "Bomboré Project") located in Burkina Faso, West Africa and owned by Orezone Gold Corp. ("Orezone") for consideration of $3.0 million ("Upfront Royalty"). In addition, Sandstorm has committed to providing up to an additional $5.0 million in royalty financing (remittable in cash and/or shares, subject to certain conditions) to Orezone on a drawdown basis until January 27, 2017 (the "Standby Royalty"). The Standby Royalty, if fully exercised, would result in the granting of an additional 0.75% NSR. Orezone has granted Sandstorm a right of first refusal on any future stream or royalty financings related to the Bomboré Project until 36 months following the achievement of commercial production at the mine. Orezone has the option to repurchase the Upfront Royalty from Sandstorm for a period of 36 months, at a premium of 10% per year. The Standby Royalty can also be repurchased at a premium of 10% per year if Orezone completes a gold stream financing and Sandstorm participates for no less than $30 million.

AURIZONA MINE   UPDATE ↘

The Company has a 3%–5% sliding scale NSR on the production from Luna Gold Corp.'s ("Luna") open-pit Aurizona mine, located in Brazil (the "Aurizona Mine"). At gold prices less than or equal to $1,500 per ounce, the royalty is a 3% NSR. In addition, Sandstorm holds a 2% NSR on Luna's 190,073 hectares of greenfields exploration ground. At any time prior to the commencement of commercial production, Luna has the ability to purchase one-half of the greenfields NSR for a cash payment of $10 million.

On June 30, 2015, the Company restructured its previously existing Gold Stream and loan agreement with Luna (the "Restructuring"). Under the terms of the Restructuring, the Gold Stream was terminated and replaced by two net smelter return royalties ("NSR") and a convertible debenture.

The convertible debenture is a $30 million instrument bearing interest at a rate of 5% per annum

(the "Debenture"). The Debenture is payable in three equal annual tranches of $10 million plus accrued interest beginning June 30, 2018. Luna will have the right to convert principal and interest owing under the Debenture into common shares of Luna, so long as Sandstorm does not own more than 20% of the outstanding common shares of Luna. The quantum of shares upon conversion will be dependent on a 20 day volume weighted average price ("VWAP") and if the VWAP is less than C$0.10 per share, the shares will be deemed to have been issued at C$0.10 per share. The Debenture is included in investments (note 8).

Under the loan amendment, the maturity date of the existing $20 million Luna loan was extended from June 30, 2017 to June 30, 2021 and the interest rate was revised to 5% per annum, payable in cash on the maturity date. In the event that Luna is in default, the applicable rate of interest will increase to 10% per annum. The fair value of the loan was determined by utilizing a cash flow model incorporating the contractual cash flows and a 7% discount rate.

Under the terms of the Restructuring, Sandstorm continued to purchase 17% of the gold that resulted from the processing of the remaining stockpile from the Aurizona Mine for a per ounce cash payment equal to the lesser of $408 and the then prevailing market price of gold.

The fair value of the two NSRs was determined using a discounted cash flow model to estimate the fair value less costs to sell. Key assumptions incorporated into the cash flow model included the estimated long-term price of gold of $1,150, annual production volumes at the Aurizona Mine of up to 80,000 ounces of gold for an estimated 7 to 10 year mine life and a 5% discount rate. The fair value of the Debenture was determined using a discounted cash flow model incorporating the contractual cash flows of the Debenture, a 9% discount rate and an option pricing model to value the prepayment and convertibility feature embedded in the Debenture. Key assumptions in the option pricing model included an exercise price of $0.10 per share, a volatility rate of 45%, a term of 5 years and an interest free rate of 1.3%. The resulting fair value of the Debenture and the two NSRs was $13 million and $11 million, respectively.

The Company recognized a gain of $4.3 million arising from the difference between the fair value of the Debenture and the two NSRs and the carrying value of the Aurizona mineral interest.

DEFLECTOR MINE   UPDATE ↘

As contemplated in the Deflector gold purchase agreement, the Company provided notice to Doray Minerals Ltd. that it was requesting back the $6.0 million Sandstorm had advanced under the purchase agreement. As part of a settlement agreement, the Company received $7.0 million in June 2015. The difference between the $7.0 million received and the carrying value of the Deflector mineral interest of $6.3 million was recognized in other income. As a result of the settlement, both parties' obligations were extinguished under the gold purchase agreement.

C   Impairments

As a result of a decline in the Company's market capitalization during the year ended December 31, 2015, the Company performed an impairment analysis of the Company's mineral interests. As part of this and other assessments, the Company recognized the following impairments:

SERRA PELADA

As a result of the lack of progress at the Serra Pelada project, the Company recorded an impairment charge of $13.1 million in its interest in the mineral interest and convertible debenture resulting in a $nil balance as at December 31, 2015. The recoverable amount of the asset was determined for impairment purposes using management's best estimate in value of the underlying assets and Sandstorm's ability to realize on those assets during an insolvency proceeding.

EMIGRANT SPRINGS

As a result of the impairment assessment, the Company recognized an impairment charge of $5.8 million with respect to its mineral interest in the Emigrant Springs mine. The recoverable amount of $5.3 million was determined using a discounted cash flow calculation to estimate the fair value less costs to sell. Key assumptions used in the cash flow forecast to determine the fair value included a long term gold price of $1,200 and an estimated 4 year mine life and a 5% discount rate.

MINE WASTE SOLUTIONS

As a result of the impairment assessment, the Company recognized an impairment charge of $2.4 million with respect to its mineral interest in the Mine Waste Solutions project. The recoverable amount of $6.9 million was determined using a discounted cash flow calculation to estimate the fair value less costs to sell. Key assumptions used in the cash flow forecast to determine the fair value included a long term gold price of $1,200 and an estimated 8 year mine life and a 5% discount rate.

SUMMIT

The lack of progress with respect to Santa Fe Gold Corp. raising additional capital to satisfy the terms and conditions of the negotiated restructuring of its senior secured indebtedness prompted the Company to evaluate its investment in the Summit mine Gold Stream. The recoverable amount of the asset, for impairment assessment purposes, was determined using a liquidation scenario to estimate the fair value less costs to sell. Key assumptions used in the analysis to determine fair value included management's best estimates of the value of the underlying assets and Sandstorm's ability to realize on these assets during an insolvency proceeding. As a result of its review, the Company, during the year ended December 31, 2015, recorded an impairment charge of $3.3 million for the full balance of the mineral interest.

8 INVESTMENTS

As of and for the year ended December 31, 2015:

In $000s		Fair Value January 1, 2015		Net Additions (Disposals) December 31, 2015		Fair Value Adjustment December 31, 2015		Fair Value December 31, 2015
Common shares	$	14,254	$	8,243	$	(7,507)	$	14,990
Convertible debt instruments		9,735		14,318		(12,463)		11,590
Total	**$**	**23,989**	**$**	**22,561**	**$**	**(19,970)**	**$**	**26,580**

During the year ended December 31, 2015, the Company acquired common shares of AuRico Metals Inc. for total consideration of $8.6 million and recognized a loss in other comprehensive income of $0.3 million on these shares during the year ended December 31, 2015.

The lack of progress with respect to advancing the Serra Pelada project (note 7 (c)) resulted in the Company recognizing a loss on revaluation of its investments on its convertible debentures in the amount of $3.0 million.

As of and for the year ended December 31, 2014:

In $000s		Fair Value January 1, 2014		Net Additions (Disposals) December 31, 2014		Fair Value Adjustment December 31, 2014		Fair Value December 31, 2014
Common shares	$	8,804	$	25,359	$	(19,909)	$	14,254
Convertible debt instruments		4,185		6,501		(951)		9,735
Total	**$**	**12,989**	**$**	**31,860**	**$**	**(20,860)**	**$**	**23,989**

9 REVOLVING LOAN AND DEFERRED FINANCING COSTS

On October 26, 2015, the Company amended its revolving credit agreement, allowing the Company to borrow up to $110 million ("Revolving Loan") for acquisition purposes from a syndicate of banks including the Bank of Nova Scotia, Bank of Montreal, National Bank of Canada and Canadian Imperial Bank of Commerce. The amounts drawn on the Revolving Loan remain subject to interest at LIBOR plus 3.00% – 4.25% per annum, and the undrawn portion of the Revolving Loan remains subject to a standby fee of 0.75% – 1.05% per annum, dependent on the Company's leverage ratio. The Revolving Loan matures in July 2019.

Under the credit agreement, the Company is required to maintain an interest coverage ratio greater than or equal to 4.00:1, a leverage ratio (defined as net debt divided by EBITDA) less than or equal to 4.00:1, 3.50:1, and 2.75 for calendar 2016, calendar 2017 and the remainder of the life of the Revolving Loan, respectively. The Company is further required to maintain a tangible net worth greater than the aggregate of $109.7 million and 50% of positive net income for each fiscal quarter after September 30, 2012. The Revolving Loan is secured against the Company's assets, including the Company's mineral interests and royalties and investments.

As of December 31, 2015, the Company was in compliance with the covenants and had drawn $83.5 million under the facility.

Deferred financing costs are capitalized and amortized on a straight-line basis over the term of the debt instrument as presented below:

As of December 31, 2015:

In $000s		Cost		Additions		Accumulated Amortization		Carrying Amount
Debt issuance costs	$	3,377	$	556	$	(1,713)	$	2,220

As of December 31, 2014:

In $000s		Cost		Additions		Accumulated Amortization		Carrying Amount
Debt issuance costs	$	2,392	$	985	$	(1,239)	$	2,138

10 SHARE CAPITAL AND RESERVES

A Shares Issued

The Company is authorized to issue an unlimited number of common shares without par value.

During the year ended December 31, 2015, the Company completed a public offering of 10,087,800 units at a price of $2.85 per unit, for gross proceeds of $28,750,230. Each unit was comprised of one common share of the Company and one-half of one common share purchase warrant. Each warrant is exercisable into a common share at an exercise price of $4.00 per share until November 3, 2020. In connection with the offering, the Company paid agent fees of $1.4 million, representing 5% of the gross proceeds. The amount attributable to common shares was $27.1 million, with the remainder allocated to warrants.

On December 15, 2014, the Company announced that it intended to proceed with a normal course issuer bid ("NCIB"). Under the NCIB, the Company was able, until December 16, 2015, to purchase up to 5,882,879 common shares, representing 5% of the Company's issued and outstanding common shares of 117,657,587 as of December 11, 2014. The NCIB provided the Company with the option to purchase its common shares from time to time when the Company's management believed that the Common Shares were undervalued by the market. Subsequent to December 31, 2015, the Company reinitiated its NCIB, allowing it to purchase up to 6,896,539 common shares until April 2017.

During the year ended December 31, 2015 and pursuant to the NCIB, the Company purchased and cancelled an aggregate of 518,123 common shares.

B   Stock Options of the Company

The Company has an incentive stock option plan (the "Option Plan") whereby the Company may grant share options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the Board of Directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan permits the issuance of options which, together with the Company's other share compensation arrangements, may not exceed 10% of the Company's issued common shares as at the date of the grant.

A summary of the Company's options and the changes for the period are as follows:

	Number of Options	Weighted Average Exercise Price (C$)
Options outstanding at December 31, 2013	3,987,133	5.70
Granted	3,762,474	2.95
Exercised	(862,000)	2.25
Forfeited	(35,000)	(6.31)
Options outstanding at December 31, 2014	6,852,607	4.69
Granted	1,284,000	3.61
Addition of outstanding Gold Royalties' Options (note 6 (a))	47,475	15.71
Exercised	(155,000)	(3.39)
Forfeited	(1,173,500)	(3.40)
Options outstanding at December 31, 2015	6,855,582	5.45

The weighted-average share price at the date of exercise for the year ended December 31, 2015 was C$3.78 (C$7.06 – year ended December 31, 2014). The weighted average remaining contractual life of the options for the year ended December 31, 2015 was 3.38 years (3.43 years – year ended December 31, 2014).

During the year ended December 31, 2015, the Company issued 1,284,000 options with a weighted average exercise price of C$3.61 and a fair value of $2.4 million or $0.85 per option. The fair value of the options granted was determined using a Black-Scholes model using the following weighted average assumptions: grant date share price and exercise price of C$3.60, expected volatility of 48%, risk-free interest rate of 0.48% and expected life of 3 years. Expected volatility is determined by considering the trailing 3 year historic average share price volatility of the Company and similar companies in the same industry.

A summary of the Company's share purchase options
as of December 31, 2015 is as follows:

Number outstanding	Exercisable	Exercise Price per Share (C$)	Expiry Date
66,000	66,000	$ 6.30	August 25, 2016
1,129,000	1,129,000	6.35	November 25, 2016
27,000	27,000	18.33	August 22, 2017
5,850	5,850	18.33	October 4, 2017
402,133	402,133	16.35	December 11, 2017
150,000	150,000	11.78	December 21, 2017
10,875	10,875	11.31	February 19, 2018
3,625	3,625	10.62	March 1, 2018
12,375	12,375	8.89	December 13, 2018
25,000	8,334	6.03	May 16, 2019
3,737,474	1,245,834	2.93	November 13, 2019
1,084,000	-	3.60	December 9, 2020
200,000	-	3.64	December 22, 2020
2,250	2,250	15.00	March 30, 2022
6,855,582	**3,063,276**	**$ $6.70**	

C   Share Purchase Warrants

A summary of the Company's warrants and the
changes for the period are as follows:

	Number of Warrants	Shares to be Issued Upon Exercise of the Warrants
Warrants outstanding at December 31, 2013	83,305,390	22,490,095
Exercised	(55,205,100)	(11,041,020)
Expired unexercised	(2,331,018)	(1,223,522)
Warrants outstanding at December 31, 2014	25,769,272	10,225,553
Addition of Gold Royalties' Warrants (note 6 (a))	368,038	368,038
Issued (note 7 (b) and 10(a))	23,043,900	23,043,900
Expired unexercised	(19,874,037)	(4,330,318)
Warrants outstanding at December 31, 2015	29,307,173	29,307,173

A summary of the Company's warrants as of December 31, 2015 are as follows:

Number outstanding	Exercise Price per Share	Expiry Date
72,500	C$17.24	Feb. 28, 2016
32,400	C$11.11	May 1, 2016
1,155,873	C$13.79	Dec. 4, 2016
5,002,500	$14.00	Sep. 7, 2017
3,000,000	$4.50	Mar. 23, 2020
15,000,000	$3.50	Oct. 26, 2020
5,043,900	$4.00	Nov. 3, 2020
29,307,173		

D   Restricted Share Rights

The Company has a restricted share plan (the "Restricted Share Plan") whereby the Company may grant restricted share rights to eligible employees, officers, directors and consultants at an expiry date to be determined by the Board of Directors. Each restricted share right entitles the holder to receive a common share of the Company without any further consideration. The Restricted Share Plan permits the issuance of up to a maximum of 2,800,000 RSRs.

During the year ended December 31, 2015, the Company granted 895,480 RSRs with a fair value of $2.4 million, a three year vesting term, and a weighted average grant date fair value of C$3.63 per unit. As at December 31, 2015, the Company had 1,396,676 RSRs outstanding.

E   Diluted Earnings Per Share

Diluted earnings per share is calculated based on the following:

In $000s		Year Ended December 31, 2015		Year Ended December 31, 2014
Net (loss) income	$	(43,056)	$	11,515
Basic weighted average number of shares		119,622,450		112,852,945
Effect of dilutive securities				
▸ Stock options		–		2,878,297
▸ Warrants		–		5,553,482
▸ Restricted share rights		–		113,774
Diluted weighted average number of common shares		**119,622,450**		**121,398,498**

The Company has a net loss for the year ended December 31, 2015; however, the following lists the stock options and share purchase warrants that would have been included in the computation of diluted weighted average number of common shares if the Company had net earnings as they would have been dilutive. For the comparative year ending December 31, 2014, the following table lists the number of stock options, warrants and RSRs excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of C$5.61.

	Year Ended December 31, 2015	Year Ended December 31, 2014
Stock Options	–	1,796,633
Warrants	–	7,286,270
RSRs	64,973	434,853

11 INCOME TAXES

The income tax expense (recovery) differs from the amount that would result from applying the federal and provincial income tax rate to the net income before income taxes.

These differences result from the following items:

In $000s	Year Ended December 31, 2015	Year Ended December 31, 2014
(Loss) income before income taxes	$ (33,944)	$ 9,266
Canadian federal and provincial income tax rates	26.0%	26.0%
Income tax (recovery) expense based on the above rates	$ (8,825)	$ 2,409
Increase (decrease) due to:		
▸ Non-deductible expenses	$ 621	$ 548
▸ Permanent difference for gain on bargain purchase	–	(667)
▸ Change in deductible temporary differences	6,073	–
▸ Change in unrecognized temporary differences	3,632	–
▸ Change in deferred taxes related to attributing taxable income from Barbadian subsidiary	8,060	–
▸ Difference between statutory and foreign tax rates	(2,172)	(1,822)
▸ Recognition of previously unrecognized and unused tax losses now recognized as deferred income tax assets	–	(1,516)
▸ Other	1,723	(1,201)
Income tax expense (recovery)	$ **9,112**	$ **(2,249)**

As a result of an ongoing assessment of the Company's assets held in foreign subsidiaries, during the year ended December 31, 2015, the Company recognized a reduction of its deferred income tax assets relating to taxable income previously attributed to its Barbadian subsidiary. A corresponding non-cash income tax expense of $8.1 million was accordingly recognized. The assessment is complex in nature, and the reduction and corresponding expense represent management estimates. The Company's international transactions have not been reviewed by the Canada Revenue Agency, and should such transactions be reviewed no assurances can be given that the tax authority will concur with management's estimates.

The deferred tax assets and liabilities are shown below:

In $000s	As at December 31, 2015		As at December 31, 2014	
Deferred Income Tax Assets				
▶ Non-capital losses	$	31,701	$	37,705
▶ Share issue costs		1,253		1,323
▶ Mineral interests and royalties		(13,304)		(11,428)
Total deferred income tax assets	$	19,650	$	27,600
Deferred Income Tax Liabilities				
▶ Mineral interest and royalties	$	3,279	$	5,892
Total deferred income tax liabilities	$	3,279	$	5,892
Total deferred income tax asset, net	$	16,371	$	21,708

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset. Non-capital losses have been recognized as a deferred income tax asset to the extent there will be future taxable income against which the Company can utilize the benefit prior to their expiration. The Company recognized deferred tax assets in respect of tax losses as at December 31, 2015 of $122.4 million (2014: $144.1 million) as it is probable that there will be future taxable profits to recover the deferred tax assets.

Movement in net deferred income taxes:

In $000s	Year Ended December 31, 2015		Year Ended December 31, 2014	
Balance, beginning of the year	$	21,708	$	8,280
Recognized in net (loss) income for the year		(8,240)		3,311
Recognized in equity		1,010		–
Recognition and movement of purchase price allocation (note 6)		1,592		9,616
Currency translation differences		301		501
Balance, end of year	$	16,371	$	21,708

The Company has deductible unused tax losses expiring as follows:

In $000s	Location	Amount	Expiration
Non-capital loss carry-forwards	Canada	$ 122,436	2028-2036

The aggregate amount of deductible temporary differences associated with capital losses and other items, for which deferred income tax assets have not been recognized as at December 31, 2015 are $48.7 million (2014: $39.5 million). No deferred tax asset is recognized in respect of these items because it is not probable that future taxable capital gains or taxable income will be available against which the Company can utilize the benefit.

12 ADMINISTRATION EXPENSES

The administration expenses for the Company are as follows:

In $000s	Year Ended December 31, 2015	Year Ended December 31, 2014
Corporate administration	$ 1,471	$ 1,327
Employee benefits and salaries	1,695	1,179
Professional fees	798	715
Depreciation	212	189
Administration expenses before share based compensation	$ 4,176	$ 3,410
Equity settled share based compensation (a non-cash expense)	1,514	1,125
Total administration expenses	$ 5,690	$ 4,535

13 SUPPLEMENTAL CASH FLOW INFORMATION

In $000s		Year Ended December 31, 2015		Year Ended December 31, 2014
Change in non-cash working capital:				
▸ Trade receivables and other	$	(540)	$	(65)
▸ Trade and other payables		814		(97)
Net increase (decrease) in cash	$	**274**		**(162)**
Significant non-cash transactions:				
▸ Restructuring of mineral interest and loan receivable	$	24,000	$	-
▸ Exchange of mineral interest and corresponding reduction of promissory note		-		1,550
▸ Issuance of common shares for Gold Royalties acquisition and other (note 4)		5,435		-
▸ Issuance of warrants for mineral interest acquisitions (note 7 (b))	$	3,674	$	-

14 KEY MANAGEMENT COMPENSATION

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

In $000s		Year Ended December 31, 2015		Year Ended December 31, 2014
Short-term employee salaries and benefits	$	2,345	$	1,921
Share-based payments		1,837		1,736
Total key management compensation expense	$	**4,182**	$	**3,657**

15 CONTRACTUAL OBLIGATIONS

A Gold Streams

In connection with its Gold Streams, the Company has committed to purchase the following:

Gold Stream	% of life of mine gold [5, 6, 7, 8, 9]	Per ounce cash payment: lesser of amount below and the then prevailing market price of gold [1, 2, 3, 4]
Bachelor Lake	20%	$500
Black Fox	8%	$518
Chapada	4.2%	30% of copper spot price
Entrée Gold	6.76% on Hugo North Extension and 5.14% on Heruga	$220
Karma	25,000 ounces over 5 years and 1.625% thereafter	20% of gold spot price
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil
Santa Elena	20%	$357
Yamana Silver Stream	Varies	30% of silver spot price

1   *Subject to an annual inflationary adjustment except for Ming.*

2   *For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.*

3   *For the Entrée Silver Stream, percentage of life of mine is 6.76% on Hugo North Extension and 5.14% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.*

4   *For the Santa Elena Gold Stream, the Company can purchase for a per ounce cash payment equal to (i) the lesser of $357 and the then prevailing market price of gold for the open-pit mine and (ii) the lesser of $357 and the then prevailing market price of gold until 50,000 ounces of gold have been delivered to Sandstorm (inclusive of ounces already received from open-pit production), at which time the on-going per ounce payments will increase to the lesser of $450 and the then prevailing market price of gold for the underground mine.*

5   *For the Entrée Gold and Silver Stream, percentage of life of mine is 6.76% on Hugo North Extension and 5.14% on Heruga if the minerals produced are contained below 560 metres in depth.*

6   *For the Entrée Gold and Silver Stream, percentage of life of mine is 10.15% on Hugo North Extension and 7.7% on Heruga if the minerals produced are contained above 560 metres in depth.*

7   *For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.5% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.75% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the on-going per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.*

8   *For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until Yamana has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, Yamana has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine. If Cerro Moro has not achieved the Commencement of Production and Sandstorm has not received cumulative pre-tax cash flow equal to $70 million from the Yamana Silver Stream, then the First Chapada Delivery Threshold and the Second Chapada Delivery Threshold will cease to be in effect and Sandstorm will continue to purchase 4.2% of Chapada's payable copper production (up to an annual maximum of 3.9 million pounds of copper), until such time as Sandstorm has received cumulative pre-tax cash flow equal to $70 million, or Cerro Moro has achieved the Commencement of Production.*

9   *Under the terms of the Yamana Silver Stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter. As part of the Yamana Silver Stream, during the year 2016 through 2018, Sandstorm has also agreed to purchase an amount of silver from: (i) the Minera Florida mine in Chile equal to 38% of the silver produced (up to an annual maximum of 200,000 ounces of silver); and (ii) the Chapada mine in Brazil equal to 52% of the silver produced (up to an annual maximum of 100,000 ounces of silver).*

In connection with the Karma Gold Stream, the Company has agreed, subject to certain financing conditions, to provide remaining upfront payments totaling $3.9 million (which were remitted subsequent to the year ended December 31, 2015). In addition, the Stream Syndicate has provided True Gold with an 18 month option to increase funding by up to $20.0 million whereby Sandstorm's commitment would be up to $5 million of the increase. In 2016, the Company remitted $1.25 million of that commitment.

In connection with the Bomboré royalty, Sandstorm has committed to providing up to an additional $5.0 million in royalty financing (remittable in cash and/or shares, subject to certain conditions) to Orezone on a draw down basis until January 27, 2017.

As part of the Yamana transaction, the Company drew on its Revolving Loan. The Company will, from time to time, repay balances outstanding on its Revolving Loan with operating cash flow and cash flow from other sources. The amounts drawn on the Revolving Loan remain subject to interest at LIBOR plus 3.00%–4.25% per annum, and the undrawn portion of the Revolving Loan remains subject to a standby fee of 0.75%–1.05% per annum, dependent on the Company's leverage ratio. The Revolving Loan matures in July 2019.

16 SEGMENTED INFORMATION

The Company's reportable operating segments, which are components of the Company's business where separate financial information is available and which are evaluated on a regular basis by the Company's Chief Executive Officer, who is the Company's chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

For the year ended December 31, 2015

In $000s	Sales	Royalty revenue	Cost of sales (excluding depletion)	Depletion	Impairment of mineral interest	Income (loss) before taxes	Cash from operations
Aurizona, Brazil	$ 10,773	$ –	$ 3,690	$ 1,072	$ –	$ 6,011	$ 7,083
Bachelor Lake, Canada	8,285	–	3,550	4,220	–	515	4,735
Black Fox, Canada	6,856	–	3,041	4,281	–	(466)	3,815
Diavik Mine, Canada		5,656	–	6,273	–	(617)	4,480
Ming, Canada	1,855	–	–	1,994	–	(139)	1,855
Santa Elena, Mexico	10,640	–	3,266	6,115	–	1,259	7,374
Royalties [1]	–	8,422	–	11,292	(18,322)	(21,192)	8,679
Other	176	–	19	65	(3,323)	(3,227)	161
Corporate	–	–	–	–	–	(16,088)	(7,363)
Consolidated	**$ 38,585**	**$ 14,078**	**$ 13,566**	**$ 35,312**	**$ (21,645)**	**$ (33,944)**	**$ 30,819**

1   *Includes royalty revenue from Bracemac-McLeod, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, and Thunder Creek. Includes royalty revenue from royalty interests located in Canada of $3.5 million, in the United States of $1.9 million, and other of $3.0 million.*

For the year ended December 31, 2014

In $000s	Sales	Royalty revenue	Cost of sales (excluding depletion)	Depletion	Impairment of mineral interest	Income (loss) before taxes	Cash from operations
Aurizona, Brazil	$ 15,527	$ -	$ 4,986	$ 1,463	$ -	$ 9,078	$ 10,541
Bachelor Lake, Canada	11,899	-	4,662	5,541	-	1,696	7,237
Black Fox, Canada	6,889	-	2,790	3,920	-	179	4,099
Ming, Canada	2,459	-	-	1,611	-	848	2,459
Santa Elena, Mexico	6,916	-	1,945	3,359	-	1,612	4,971
Royalties [1]	-	12,804	-	12,019	(1,215)	(430)	13,674
Corporate	-	-	-	-	-	(3,717)	(7,757)
Consolidated	**$ 43,690**	**$ 12,804**	**$ 14,383**	**$ 27,913**	**$ (1,215)**	**$ 9,266**	**$ 35,224**

1   Includes Bracemac-McLeod, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Sao Francisco, Sao Vicente, and Thunder Creek. Includes royalty revenue from royalty interests located in Canada of $1.8 million, in the United States of $0.6 million, and other of $1.6 million.

Total assets as of:

In $000s	December 31, 2015 [1]	December 31, 2014 [1]
Aurizona	$ 10,690	$ 21,602
Bachelor Lake	7,993	12,213
Black Fox	15,641	19,922
Chapada	69,520	-
Diavik Mine	48,013	-
Entrée	42,493	42,493
Karma	21,174	14,456
Ming	12,446	14,440
Santa Elena	6,140	12,255
Yamana Silver Stream	74,229	-
Royalties [2]	103,634	150,120
Other [3]	6,868	11,438
Corporate	78,032	132,131
Consolidated	**$ 496,873**	**$ 431,070**

1   Includes related accounts receivables and payables in relation to the respective properties.

2   Includes Bracemac-McLeod, Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, Serra Pelada, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Sao Francisco, Sao Vicente, Thunder Creek, Bomboré, and the Gold Royalties royalty portfolio.

3   Includes Summit and other.

17 SUBSEQUENT EVENTS

A Teck Royalty Package

On January 19, 2016, the Company announced that it had agreed to acquire 55 royalties from Teck Resources Limited ("Teck") and its affiliates for total consideration of up to $22 million, payable in $1.4 million cash and $20.6 million in common shares of the Company.

B Entrée Stream

Subsequent to the year ended December 31, 2015, Sandstorm amended its Gold Stream with Entrée Gold Inc. ("Entrée") such that the Company will now purchase an amount equal to 5.62% and 4.26% of the gold and silver by-products produced from the Hugo North Extension and Heruga deposits located in Mongolia, (the "Hugo North Extension" and "Heruga", respectively) for per ounce cash payments equal to the lesser of $220 per ounce of gold and $5 per ounce of silver and the then prevailing market price of gold and silver, respectively. Additionally, Sandstorm amended its copper stream such that the Company will now purchase an amount equal to 0.42% share of the copper produced from Hugo North Extension and Heruga for per pound cash payments equal to the lesser of $0.50 per pound of copper and the then prevailing market price of copper. In consideration for the amendment and subsequent to the year ended December 31, 2015, Sandstorm received consideration of $6.8 million (of which $5.5 million was paid in cash and $1.3 million was received by way of Entrée common shares).



